SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

Genesis Microchip Inc.
(Name of Subject Company)

Genesis Microchip Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(including the associated Preferred Stock Purchase Rights)
(Title of Class of Securities)

37184C103
(CUSIP Number of Class of Securities)

Elias Antoun
President and Chief Executive Officer
Genesis Microchip Inc.
2525 Augustine Drive
Santa Clara, CA 95054
(408) 919-8400

(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Selim Day, Esq.	Bradley L. Finkelstein, Esq.
Wilson Sonsini Goodrich & Rosati	Wilson Sonsini Goodrich & Rosati
Professional Corporation	Professional Corporation
1301 Avenue of the Americas, 40th Floor	650 Page Mill Road
New York, New York 10019	Palo Alto, CA 94301
(212) 999-5800	(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.
Item 2. Identity and Background of Filing Person.
Item 3. Past Contracts, Transactions, Negotiations and Agreements.
Item 4. The Solicitation or Recommendation.
Item 5. Person/Assets, Retained, Employed, Compensated Or Used.
Item 6. Interest In Securities Of The Subject Company.
Item 7. Purposes Of The Transaction And Plans Or Proposals.
Item 8. Additional Information.
Item 9. Materials to be Filed as Exhibits.
SIGNATURE
INDEX TO EXHIBITS
Annex I
FISCAL YEAR 2007 DIRECTOR COMPENSATION TABLE
EQUITY COMPENSATION PLAN INFORMATION
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
COMPENSATION DISCUSSION AND ANALYSIS
FINANCIAL COMPONENT BONUS AMOUNTS
MBO COMPONENT BONUS AMOUNTS
FISCAL YEAR 2007 SUMMARY COMPENSATION TABLE
FISCAL YEAR 2007 ALL OTHER COMPENSATION TABLE
FISCAL YEAR 2007 PERQUISITES TABLE
FISCAL YEAR 2007 GRANTS OF PLAN-BASED AWARDS TABLE
FISCAL YEAR 2007 OPTION EXERCISES AND STOCK VESTED TABLE
FISCAL YEAR 2007 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE
POTENTIAL PAYMENTS ON TERMINATION OR CHANGE OF CONTROL
AUDIT COMMITTEE REPORT
STOCKHOLDERS SHARING AN ADDRESS
CONTACTING THE BOARD OF DIRECTORS
Exhibit (a)(4)

Item 1.	Subject Company Information.

Name and Address.  The name of the subject company is Genesis Microchip Inc., a Delaware corporation (“Genesis” or the “Company”). The address of the Company’s principal executive office is 2525 Augustine Drive, Santa Clara, California 95054 and the telephone number of the Company’s principal executive office is (408) 919-8400.

Securities.  This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule” or “Statement”) relates to the Common Stock, $0.001 par value per share, of the Company (the “Common Stock”), including the associated Series A Participating Preferred Stock purchase rights (the “Rights” and together with the Common Stock, the “Shares”) issued pursuant to the Preferred Stock Rights Agreement (the “Rights Agreement”), dated as of June 27, 2002, as amended by Amendment to the Rights Agreement, dated as of March 16, 2003, and as further amended by Amendment No. 2 to the Rights Agreement, dated as of December 10, 2007, between the Company and Mellon Investor Services LLC (the “Rights Agent”). As of December 14, 2007, there were 38,016,523 shares of Common Stock issued and outstanding 841,398 restricted stock units issued and outstanding and 5,799,848 shares of Common Stock issuable upon or otherwise deliverable in connection with the exercise of outstanding options.

Item 2.	Identity and Background of Filing Person.

Name and Address.  The Company is the person filing this Statement. The information about the Company’s address and business telephone number in Item 1, under the heading “Name and Address,” is incorporated herein by reference. The Company’s website address is www.gnss.com. The information on the Company’s website should not be considered a part of this Statement.

Tender Offer and Merger.  This Statement relates to the tender offer by Sophia Acquisition Corp., a Delaware corporation (“Offeror”), a wholly-owned subsidiary of STMicroelectronics N.V., a limited liability company organized under the laws of the Netherlands, with its corporate seat in Amsterdam, the Netherlands (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Offeror and Parent with the Securities and Exchange Commission (the “SEC”) on December 18, 2007, and pursuant to which Offeror is offering to purchase all outstanding Shares at a price of $8.65 per Share, net to the holder thereof in cash, without interest, less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal are being mailed with this Statement and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 10, 2007 (as such agreement may be amended from time to time, the “Merger Agreement”), among Parent, Offeror and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant portions of the Delaware General Corporation Law (the “DGCL”), Offeror will merge with and into the Company (the “Merger”) and each Share that is not tendered pursuant to the Offer will be converted into the right to receive cash in an amount equal to the Offer Price (other than Shares held by Genesis or any subsidiary of Genesis and Shares that are held by stockholders, if any, who properly exercise their dissenters’ rights under the DGCL). Following the effective time of the Merger (the “Effective Time”), the Company will continue as a wholly-owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

According to the Offer to Purchase, the Offeror’s and Parent’s principal executive offices are located at Chemin du Champ-des-Filles, 39, 1128 Plan-les-Ouates, Geneva, Switzerland and the telephone number of their principal executive offices is 41-22-929-58-76.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers or directors are, except as described below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 thereunder (the “Information Statement”) that is attached hereto as Annex I and is incorporated herein by reference. Except as set forth in this Item 3, Item 4 below or Annex I attached hereto, or as otherwise incorporated herein by reference, to the knowledge of the Company, there are no material agreements, arrangements or understandings, and no potential or actual conflicts of interest, between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Offeror, Parent or their respective executive officers, directors or affiliates.

(a)	Arrangements with Executive Officers and Directors of the Company.

Interests of Certain Persons.  Certain members of management and the Company’s Board of Directors (the “Board” or the “Board of Directors”) may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company stockholders, generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change in control of the Company for the purposes of determining the entitlements due to executive officers and directors of the Company to certain severance and other benefits.

Cash Consideration Payable Pursuant to the Offer.  If the Company’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of December 14, 2007, the Company’s directors and executive officers owned 225,338 Shares in the aggregate (excluding the exercise of options to purchase Shares and Shares subject to forfeiture and a right of repurchase). If the directors and executive officers were to tender all of their Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Offeror, the directors and executive officers would receive an aggregate of $1,949,173.70 in cash, less any required withholding taxes.

As of December 14, 2007, the Company’s directors and executive officers held options to purchase 1,649,167 Shares in the aggregate, 1,024,783 of which were vested and exercisable as of that date, with exercise prices ranging from $6.06 to $44.76 and an aggregate weighted average exercise price of $14.11 per Share. As of December 14, 2007, the Company’s directors and executive officers held 186,837 shares of restricted stock in the aggregate, 148,864 of which were subject to forfeiture and the right of repurchase by the Company as of that date. As described below under “Stock Options and Stock Awards,” pursuant to the terms of the Merger Agreement, at the Effective Time, outstanding Company Stock Options having an exercise price per share that is less than $8.65 whether vested or exercisable will be entitled to be paid an amount in cash equal to the excess, if any, of $8.65 over the applicable per share exercise price of such Company Stock Option, and each Share subject to Company Stock Awards, whether vested or exercisable, will receive an amount in cash equal to $8.65. As a result, the executive officers and directors will be entitled to receive a payment of $576,040 in the aggregate for all such Company Stock Options and $1,616,140.05 in the aggregate for all such Company Stock Awards.

Employment Agreement with Elias Antoun.  In connection with the execution of the Merger Agreement, Elias Antoun, President and Chief Executive Officer of Genesis, entered into an Employment Agreement (the “Employment Agreement”) with Parent, pursuant to which Parent offered Mr. Antoun employment effective as of the Acceptance Time (as defined in the Merger Agreement). Mr. Antoun will serve as Group Vice President, TV and Monitors Division General Manager of Parent. In the event that the Acceptance Time does not occur, the Employment Agreement will become null and void. Mr. Antoun’s employment with Parent is an at-will employment arrangement whereby either Parent or Mr. Antoun may terminate Mr. Antoun’s employment with Parent at any time, with or without reason. If Mr. Antoun’s employment is terminated on or prior to December 31, 2009, other than for cause, he will be entitled to receive his base salary and health insurance coverage for 12 months, as well as prorated payments of his annual bonus and a portion of his special performance bonus for the year.

Pursuant to the terms of the Employment Agreement, Mr. Antoun will receive a base salary of $400,000 per year. In addition, Mr. Antoun will be eligible to (i) participate in Parent’s annual bonus plan and, subject to the terms of the annual bonus plan, to receive payment of an annual bonus of up to 30% of his base salary, (ii) receive special performance-based bonuses for each of the 2008, 2009 and 2010 calendar years of up to 30% of base salary for 2008, 25% of base salary for 2009 and 20% of base salary for 2010, based on the achievement of agreed upon performance goals and (iii) receive an employee retention bonus of up to 25% of base salary for 2008 and 20% of base salary for 2009, based on the achievement of specified employee retention goals for the applicable year. A portion of the performance bonuses will be automatically deferred and paid in 2011 and the employee retention bonus will be paid in 2010. Mr. Antoun will also be eligible to receive an award under Parent’s performance share plan of 7,500 common shares of Parent for each of 2008, 2009 and 2010, as well as a monthly car allowance.

In addition, pursuant to the terms of the Employment Agreement, Mr. Antoun has agreed that the Employment Agreement will supercede the CEO Agreement (as defined below) and any other agreement or understanding relating to the subject matter of the Employment Agreement.

Change of Control Severance Agreements.

On March 2, 2007, the Company entered into a Change of Control Severance Agreement with its Chief Executive Officer, Elias Antoun (the “CEO Agreement”). The CEO Agreement generally provides that if, within twelve months after the Change of Control (as defined in the CEO Agreement) of the Company, Mr. Antoun’s employment is terminated for reasons other than Cause (as defined in the CEO Agreement), death, or Disability (as defined in the CEO Agreement), or if he resigns for Good Reason (as defined in the CEO Agreement), and he signs a release of claims, then he will be entitled to (i) a lump sum severance payment equal to one year of his base salary, as in effect as of his termination date, (ii) an amount representing Mr. Antoun’s pro-rated forgone annual bonus and (iii) accelerated vesting of 50% of Mr. Antoun’s then outstanding, unvested equity compensation awards. The amount of Mr. Antoun’s pro-rated forgone bonus is calculated by multiplying 50% of his annual base salary, as in effect on the date of his employment termination, by a fraction with a numerator equal to the number of days between the start of the Company’s fiscal year during which the termination occurs and the termination date, and a denominator equal to 365. Further, the Company will reimburse Mr. Antoun for the premiums paid for the continued coverage of himself and any eligible dependents under the Company’s medical, dental and vision plans at the same level of coverage in effect on the termination date for twelve months, or until Mr. Antoun becomes covered under similar plans.

On November 5, 2007, the Company entered into a Change of Control Severance Agreement with its Chief Financial Officer, Rick Martig (the “Martig Agreement”). The Martig Agreement generally provides that if, within twelve months after the Change of Control (as defined in the Martig Agreement) of the Company, Mr. Martig’s employment is terminated for reasons other than Cause (as defined in the Martig Agreement), death, or Disability (as defined in the Martig Agreement), or if he resigns for Good Reason (as defined in the Martig Agreement), and he signs a release of claims, then he will be entitled to (i) a lump sum severance payment equal to twelve months of his base salary, as in effect as of his termination date, (ii) an amount representing Mr. Martig’s pro-rated forgone annual bonus and (iii) accelerated vesting of 50% of Mr. Martig’s then outstanding, unvested equity compensation awards. The amount of Mr. Martig’s pro-rated forgone bonus is calculated by multiplying 25% of his annual base salary, as in effect on the date of his employment termination, by a fraction with a numerator equal to the number of days between the start of the Company’s fiscal year during which the termination occurs and the termination date, and a denominator equal to 365. Further, the Company will reimburse Mr. Martig for the premiums paid for the continued coverage of himself and any eligible dependents under the Company’s medical, dental and vision plans at the same level of coverage in effect on the termination date for twelve months, or until Mr. Martig becomes covered under similar plans.

The Martig Agreement also provides that, in the event a payment to Mr. Martig is subject to the golden parachute payment excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), the benefits under the Martig Agreement will be either (a) delivered in full or (b) delivered as to such lesser extent which would result in no portion of such benefits being subject to the excise tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax, results in the receipt by the officer on an after-tax basis, of the greatest amount of benefits.

The Company has entered into Change of Control Severance Agreements with each of Ernest Lin, Jeffrey Lin, and Behrooz Yadegar (the “Change of Control Agreements”). The Change of Control Agreements generally provide that if, within twelve months after the Change of Control (as defined in the applicable Change of Control Agreement) of the Company, the executive’s employment is terminated for reasons other than Cause (as defined in the applicable Change of Control Agreement), death, or Disability (as defined in the applicable Change of Control Agreement), or if he resigns for Good Reason (as defined in the applicable Change of Control Agreement), and the executive signs a release of claims, then he will be entitled to (i) a lump sum severance payment equal to six months of his base salary, as in effect as of his termination date and (ii) accelerated vesting of 25% of the executive’s then outstanding, unvested equity compensation awards. Further, the Company will reimburse the executive for the premiums paid for the continued coverage of himself and any eligible dependents under the Company’s medical, dental and vision plans at the same level of coverage in effect on the termination date for six months, or until the executive becomes covered under similar plans. The Change of Control Agreements also provide that, in the event a payment to the executive is subject to the golden parachute payment excise tax under Section 4999 of the Code, the benefits under the Change of Control agreement will be either (a) delivered in full or (b) delivered as to such lesser extent which would result in no portion of such benefits being subject to the excise tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax, results in the receipt by the executive on an after-tax basis, of the greatest amount of benefits.

On September 12, 2006, the Company entered into a Change of Control Severance Agreement with Hildy Shandell (the “Shandell Agreement”). The Shandell Agreement terminates upon the earlier of (a) two years after a Change of Control (as defined in the Shandell Agreement) of the Company, or (b) the date that all obligations of the parties under the Shandell Agreement have been satisfied.

The Shandell Agreement provides that if Ms. Shandell’s employment is terminated as a result of an Involuntary Termination (as such term is defined in the Shandell Agreement) within three months before a Change of Control of the Company or within twelve months following a Change of Control, Ms. Shandell will be entitled to certain severance benefits, including, but not limited to: (i) a lump sum payment equal to twelve months base salary and any applicable allowances as in effect as of the date of such termination or, if greater, as in effect immediately prior to the Change of Control; (ii) a lump sum payment equal to a pro-rated amount of Ms. Shandell’s annual target bonus for the year in which the termination occurs, or, if greater, her annual target bonus as in effect immediately prior to a Change of Control for the year in which the Change of Control occurs (calculated in either case assuming 100% achievement of individual and corporate plan objectives); (iii) accelerated vesting for 50% of Ms. Shandell’s unvested stock options, restricted stock and other stock based awards, unless the plan under which such awards were granted or the agreement evidencing such awards provides for accelerated vesting of a greater percentage of such awards; (iv) the right to exercise all vested stock options prior to the Change of Control for a period of up to two years following the termination date; and (v) Company-paid health coverage for up to twelve (12) months following the termination date.

Should Ms. Shandell’s employment with the Company terminate as the result of an Involuntary Termination at any time during the period that is after twelve months but before twenty-four months after a Change of Control (the “Second Year”), then, subject to Ms. Shandell’s signing and not revoking a general release of claims, she will be entitled to certain severance benefits, including, but not limited to: (i) a lump sum payment equal to the number of full months remaining in the Second Year as of the termination date multiplied by Ms. Shandell’s monthly base salary and allowances as in effect as of the termination date, or, if greater, as in effect immediately prior to the Change of Control; (ii) a lump sum payment equal to a pro-rated amount of Ms. Shandell’s annual target bonus for the year in which the termination occurs, or, if greater, her annual target bonus as in effect immediately prior to a Change of Control for the year in which the change of control occurs (calculated in either case assuming 100% achievement of individual and corporate plan objectives); (iii) all stock rights shall accelerate and become vested and exercisable as to the number of shares that would have otherwise vested during the twelve months following the termination date as if Ms. Shandell had remained employed by the Company (or its successor) through such date, unless the plan under which such awards were granted or the agreement evidencing such awards provides for accelerated vesting of a greater percentage of such awards; (iv) all awards of restricted stock, restricted stock units and other similar awards that were issued prior to the Change of Control shall vest as to 50% of the portion of such awards that is unvested as of the termination date, unless the plan under which such awards were granted or the agreement evidencing such awards provides for accelerated vesting of a greater percentage of such awards; (v) the right to exercise all vested stock options for a period of up to two years following the termination date; and

(vi) Company-paid health coverage following the termination date pro-rated to reflect that number of months remaining in the Second Year as of the date of termination. The Shandell Agreement also provides that, in the event that the severance and other benefits provided to Ms. Shandell would be subject to the excise tax imposed by Section 4999 of the Code, then Ms. Shandell’s benefits under the Shandell Agreement will be either (a) delivered in full or (b) delivered as to such lesser extent which would result in no portion of such benefits being subject to the excise tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax, results in the receipt by Ms. Shandell on an after-tax basis, of the greatest amount of benefits. In the event Ms. Shandell’s benefits are delivered in full, Ms. Shandell will be entitled to receive an additional cash payment in an amount equal to the sum of the excise tax and an amount sufficient to pay the cumulative excise tax and all cumulative income taxes (including any interest and penalties imposed with respect to such taxes) relating to the payment, which will in no event exceed $100,000, less applicable tax withholding.

Stock Options and Stock Awards.  The Merger Agreement provides that at the Effective Time, the Company will cancel each outstanding option to purchase Shares granted under the Company Stock Option Plans (each, a “Company Stock Option”) that is outstanding and each outstanding restricted stock unit (each, a “Company Stock Award”), whether or not vested or exercisable. Each holder of a Company Stock Option that is outstanding and unexercised at the Effective Time, whether or not vested or exercisable, and that has an exercise price per share that is less than $8.65 and each holder of a Company Stock Award that is outstanding at the Effective Time, whether or not vested or exercisable, shall be entitled to be paid an amount in cash equal to the excess, if any, of $8.65 over the applicable per share exercise price of such Company Stock Option, and, with respect to each Share subject to the Company Stock Award, an amount in cash equal to $8.65.

The Merger Agreement further provides that each holder of one or more Company Stock Options that are outstanding and unexercised at the Effective Time and that were eligible for exchange (“Eligible Options”) in accordance with the terms of the Company’s Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated October 18, 2007 (the “Exchange Offer”) will be entitled to receive an amount in cash equal to $8.65 for each Share subject to or otherwise issuable pursuant to the restricted stock unit award that such holder would have received had he or she tendered all of his or her Eligible Options in the Exchange Offer and been granted restricted stock unit awards in exchange therefor pursuant to the Exchange Offer. Genesis’ executive officers and directors were not eligible to participate in the Exchange Offer and therefore are not entitled to receive any amounts present to this provision of the Merger Agreement.

The Merger Agreement also provides that the Company will take all actions necessary to shorten any pending Offering Period (as such term is defined in the Company’s 2007 Employee Stock Purchase Plan (the “ESPP”)) and establish a New Exercise Date (as contemplated in Section 19(c) of the ESPP) prior to the expiration of the Offer (the “ESPP Date”). After the ESPP Date, all offering and purchase periods pending under the ESPP will be terminated.

Indemnification and Insurance.  Section 145 of the DGCL permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company’s Certificate of Incorporation provides for the indemnification of the Company’s directors to the fullest extent permissible under Delaware law. The Company’s Amended and Restated Bylaws provide for the indemnification of officers, directors and third parties acting on behalf of the Company, provided that such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the Company and, provided further, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful. The Company has indemnification agreements with its directors and officers, which provide for indemnification of such persons to the fullest extent permissible under Delaware law.

Following the Effective Time, Parent has agreed to, and has agreed to cause the surviving corporation in the Merger (the “Surviving Corporation”) to maintain the obligations of the Company pursuant to any indemnification agreements between the Company and its directors, officers and employees (the “Indemnified Parties”) in effect immediately prior to the Effective Time and any indemnification provisions set forth in the Company’s Certificate of Incorporation and Amended and Restated Bylaws, in each case to the full extent permitted by applicable law. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are no less favorable to the Indemnified Parties as those contained in the Certificate of Incorporation and Amended and Restated Bylaws of the Company as in effect on the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights of the Indemnified Parties, unless such modification is required by law.

For a period of six years after the Effective Time, Parent has also agreed to cause the Surviving Corporation to maintain, or substitute substantially equivalent, directors’ and officers’ liability insurance policies maintained by the Company with respect to matters occurring prior to the Effective Time. However, the Surviving Corporation will not be required to spend more than an amount equal to 250% of the current annual premiums paid by the Company for such insurance, which is currently $905,063.

(b)	Arrangements with Parent or Offeror.

Merger Agreement.  The summary of the Merger Agreement contained in Section 10 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

Amendment to Rights Agreement.  The summary of Amendment No. 2 to the Preferred Stock Rights Agreement (the “Rights Agreement”), dated as of June 27, 2002 (as amended by Amendment to the Rights Agreement dated as of March 16, 2003) between the Company and Mellon Investor Services LLC contained in Item 8 below is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Rights Agreement Amendment (as defined below) which is filed as Exhibit (e)(8) hereto and incorporated herein by reference.

Confidentiality Agreement.  The summary of the Confidentiality Agreement, dated as of November 14, 2007, between the Company and Parent (the “Confidentiality Agreement”) contained in Section 10 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) hereto and incorporated herein by reference.

Employment Agreement.  Reference is made to the summary of the Employment Agreement, dated as of December 10, 2007, between Elias Antoun and Parent contained in Item 3(a) above. Such summary is qualified in its entirety by reference to the Employment Agreement.

Item 4.	The Solicitation or Recommendation.

(a)	Solicitation/Recommendation.

After careful consideration, including a thorough review of the Offer with Genesis’ legal and financial advisors, at a meeting held on December 10, 2007, the Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to and in the best interests of the holders of Shares, has approved and authorized the Merger Agreement and the transactions contemplated thereby, including each of the Offer and Merger, and recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

Accordingly, the Board of Directors unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

A letter to stockholders communicating the Board of Directors’ recommendation and the press release issued by the Company announcing the execution of the Merger Agreement are filed as Exhibits (a)(4) and (a)(5) hereto, respectively, and are incorporated herein by reference.

(b)	Background.

Over the past three and a half years, Genesis has experienced a dynamically changing market for its products and increasing competitive pressure. Genesis believed that in order to remain competitive with its existing product lines and address new opportunities, it had to develop new products for digital television applications. These new products required Genesis to incur significant research and development expenses.

During this three and a half year period, Genesis experienced a loss of market share for its existing products, including its display controllers and video processors, and a significant decrease in gross margins. Due to the time and complexity associated with the development of the new digital television applications, the costs associated with such development exceeded expectations. As a result, Genesis’ overall losses continued to increase.

Having experienced a loss in its position as the market leader in display controller products and its technology leadership in video processing, Genesis began an in-depth strategic review of various means to enhance stockholder value, including reviewing the probability of succeeding in its digital television application initiative in light of the then current competitive landscape and various strategic opportunities and alternatives. Genesis believed that significant scale and resources were required for any company to succeed in digital television, and therefore Genesis began to explore ways to obtain increased scale.

In late 2006, Genesis contacted several investment banks, including Goldman, Sachs & Co. (“Goldman Sachs”), to discuss an engagement to assist it in connection with its strategic review and selected Goldman Sachs to act as its advisor in connection with this strategic review.

On January 4, 2007, in furtherance of this strategic review, the Board of Directors of Genesis (the “Board”) formed a subcommittee (the “Subcommittee”) for the purpose of assisting management with identifying and reviewing strategic opportunities. The Board appointed directors Chandrashekar Reddy, Jeffrey Diamond and Jon Castor to the Subcommittee and appointed Mr. Reddy to serve as the chairperson of the Subcommittee.

Subsequent to the formation of the Subcommittee, the Subcommittee met periodically to continue its review of Genesis’ stand-alone strategy and prospects, including possible restructurings, as well as to review the status of contacts with third parties. Genesis’ legal counsel and financial advisors attended and participated in certain of these meetings. In addition, the members of the Subcommittee provided updates to the other members of the Board with respect to the Subcommittee’s activities.

On January 19, 2007, the Board held a meeting, with all members of the Board in attendance, which was also attended by members of management of Genesis, representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation, Genesis’ outside legal counsel (“WSGR”), and representatives of Goldman Sachs. At this meeting, representatives of Goldman Sachs reviewed with the Board various factors impacting Genesis’ prospects on a stand alone basis, including challenges facing Genesis in the digital television market and challenges with respect to its current technology initiatives. Representatives of Goldman Sachs then discussed potential alternatives available to Genesis, including remaining as an independent company, with or without pursuing a stock repurchase program, strategic acquisitions, divestitures and change of control transactions, including a “going private” transaction. Representatives of Goldman Sachs then identified a number of potential acquisitions Genesis might pursue. Representatives of Goldman Sachs also provided the Board with an overview of a potential sale process and potential timing in connection with such a process. A representative of WSGR then reviewed with the Board their fiduciary duties, particularly in the context of the strategic opportunities discussed at the Board meeting. At the end of this meeting, the Board determined, with assistance from Goldman Sachs, to contact a limited number of companies with respect to potential acquisitions or a sale. The Board and Goldman Sachs discussed the advantages of pursuing a controlled process, including only making contact with a small number of third parties at any one time to limit the possibility of rumors relating to an auction of Genesis which could, in turn, lead to a disruption in Genesis’ operations and workforce.

Between January 2007 and the Board’s meeting on June 28, 2007, Genesis had contact with nine companies identified as potential strategic partners for Genesis, with Goldman Sachs assisting with respect to some of these contacts. Genesis management participated in a series of preliminary meetings with several of these companies. None of these discussions proceeded beyond the preliminary stage other than with respect to the two potential acquisitions by Genesis described below.

In late January 2007, representatives of Genesis met with representatives of another semiconductor company to determine if there was interest in a strategic transaction between the two parties, including Genesis acquiring significant assets related to Genesis’ business. Subsequent to this meeting, representatives of Genesis contacted this semiconductor company to determine whether there was any interest in pursuing conversations relating to either a strategic transaction or the asset acquisition. However, the company did not confirm that it had interest. Goldman Sachs, on behalf of Genesis, attempted to make contact with the company in the second calendar quarter of 2007 to again determine if there was interest in holding conversations and did not receive a response.

In April and May 2007, Genesis conducted preliminary due diligence with respect to acquiring a division of another semiconductor company that had contacted Genesis. After its due diligence review, however, Genesis decided not to pursue the acquisition.

On June 28, 2007, the Board, with all members of the Board in attendance, held a meeting which was also attended by representatives of Genesis management, Goldman Sachs and WSGR. Representatives of Goldman Sachs provided the Board with an update with respect to contacts with each of the nine potential strategic partners that had been previously identified. Representatives of Goldman Sachs then reviewed with the Board various strategic alternatives available to Genesis that had been identified by Genesis’ management, the Subcommittee and Goldman Sachs, including remaining as a stand-alone company, with or without acquisitions, selling Genesis and divesting portions of Genesis’ business. As part of this presentation, Genesis, together with Goldman Sachs, updated the list of potential third parties to contact that had been previously developed in January and added new potential parties to that list.

After the June 28, 2007 Board meeting, representatives of Goldman Sachs, on behalf of Genesis, continued to contact companies that the Board believed could yield beneficial relationships for Genesis, including Parent. Genesis was familiar with Parent and its business because of the complementary nature of the businesses of Company and Parent.

Also on June 28, 2007, a representative of Goldman Sachs contacted Loic Lietar, Group Vice President, Deputy General Manager, Strategy, Strategy and System Technology of Parent, to discuss a potential collaboration between Genesis and Parent. During that conversation, Mr. Lietar, on behalf of Parent, expressed an interest in collaborating with Genesis and, as a result, agreed that representatives of Parent should meet with representatives of Genesis.

On July 12, 2007, Guy Lauvergeon, Group Vice President, Corporate Strategy & Technology of Parent, spoke by telephone with Hildy Shandell, Senior Vice President, Corporate Development of Genesis, and arranged a meeting at Genesis’ headquarters in Santa Clara, California, on July 25, 2007.

On July 25, 2007, Mr. Lauvergeon met with Elias Antoun President and Chief Executive Officer of Genesis, and Behrooz Yadegar, Senior Vice President, Product Development of Genesis, and Ms. Shandell at Genesis’ headquarters in Santa Clara, California, to explore potential collaboration between the two companies. During this meeting, the parties exchanged information about their respective businesses and the potential strategic fit of the two companies. At this meeting, Mr. Lauvergeon inquired as to whether Genesis was committed to continuing as a stand-alone company. Mr. Antoun indicated that Genesis was open to exploring various alternatives with Parent, including a potential acquisition of Genesis by Parent.

At a regularly scheduled Board meeting on August 6, 2007, the Board and Genesis’ management reviewed the status of employee incentives in light of Genesis’ recent stock price performance. In light of numerous employee options to purchase Genesis’ common stock with exercise prices that were above the then current trading price of Genesis common stock, the Board approved a proposal to amend Genesis’ stock plans in order to permit the Exchange Offer and authorized submission of the proposal to amend Genesis’ option plans to Genesis’ stockholders at the 2007 Genesis annual meeting of stockholders. The purpose of the Exchange Offer was to enhance long-term stockholder value by improving Genesis’ ability to provide incentives to, and help retain, Genesis’ employees and by reducing Genesis’ equity award overhang through cancellation of outstanding stock options that did not provide any meaningful retention or incentive value to Genesis’ employees.

On August 29, 2007, Genesis entered into a confidentiality agreement with Parent. On the same day, Messrs. Antoun and Yadegar and Ms. Shandell met with members of the management of Parent, including Philippe Lambinet, Corporate Vice President, General Manager, Home Entertainment and Displays Group, and Laurent Remont, Chief System Architect, in Paris, France, to determine whether there was enough interest to commence discussions regarding potential business and strategic opportunities between the two companies. The principal topic discussed at this meeting was a general overview of Genesis’ business and technology.

On September 4, 2007, the Company entered into an engagement letter with Goldman Sachs, pursuant to which Genesis engaged Goldman Sachs as its financial advisor to assist Genesis in connection with the possible sale of all or a portion of Genesis.

On September 7, 2007, Genesis mailed to its stockholders its proxy statement for its 2007 annual meeting of stockholders to be held on October 9, 2007, which included the proposal to amend the Genesis option plans to enable Genesis to commence the Exchange Offer.

On September 13, 2007, Mr. Lambinet confirmed with Mr. Antoun Parent’s interest in pursuing further discussions with Genesis. At that time, Mr. Lambinet provided Mr. Antoun with a list of diligence questions with respect to Genesis’ business and operations.

On September 17, 2007, Mr. Antoun provided responses to the diligence questions provided by Parent, but indicated to Parent that Genesis was not prepared to provide additional information to Parent until Parent provided Genesis with an indication of serious interest.

At the Genesis 2007 Annual Meeting of Stockholders, held on October 9, 2007, the stockholders of Genesis approved the amendments to Genesis option plans to permit the Exchange Offer. The Exchange Offer did not permit executive officers of Genesis to participate in the Exchange Offer.

On October 9, 2007 the Board held a meeting, with all members of the Board in attendance, which was also attended by members of management and a representative of WSGR and representatives of Goldman Sachs. A representative of Goldman Sachs provided the Board with an update of contacts with additional potential third party partners. Since the January 2007 Board meeting, Goldman Sachs had contacted 17 potential strategic partners and two potential financial sponsors to determine whether any would be interested in exploring a strategic combination with Genesis. Although Genesis engaged in preliminary conversations with several of these companies, none of the discussions went beyond the preliminary stage. The Board also discussed the potential advantages of a business combination with Parent, but noted that it had not yet received further indication of serious interest. Mr. Antoun, Mr. Yadegar and Graham Loveridge, Vice President, TV Marketing of Genesis, then presented an overview of alternative strategies for maximizing return to Genesis’ stockholders, including continuing as a stand-alone company, reducing expenses by restructuring Genesis’ operations and headcount, and divesting portions of Genesis’ business. In addition, Ms. Shandell reviewed a number of potential acquisitions the company might pursue. In light of the fact that Genesis did not have any active firm proposals with respect to any strategic relationships, the Board approved the Exchange Offer. The Exchange Offer would permit eligible Genesis employees to surrender stock option grants that were granted by Genesis prior to December 2005 and that had an exercise price greater than or equal to $12.26 and receive, in return, a new grant of restricted stock units on the date of the exchange.

On October 15, 2007, Messrs. Antoun, Lambinet and Lauvergeon met in Geneva, Switzerland and discussed the businesses of Genesis and Parent and whether the parties should engage in further discussions regarding a potential transaction.

On October 18, 2007, Genesis initiated the Exchange Offer.

On November 1, 2007, Genesis issued its regular quarterly earnings press release for the quarter ended September 30, 2007.

On November 2, 2007, Genesis’ management held a meeting at its headquarters in Santa Clara, California, with all of the members of the Board invited to attend and several members of the Board attending, to conduct an in-depth review of the status of its digital television product initiatives.

On November 5, 2007, Parent sent a non-binding letter of intent, dated November 4, 2007, to Genesis, in which Parent proposed to acquire Genesis through a cash tender offer followed by a merger (the “Proposal”). The Proposal indicated that, subject to satisfactory results of a due diligence review of the Company and certain other conditions, Parent would be prepared to pay to Genesis’ stockholders $9.50 per share, in cash, which reflected a premium of

21% to the average closing price of Genesis’ stock over the preceding three months and a premium of 41% to the closing price of Genesis’ stock on November 2, 2007, the last trading day before Parent sent the Proposal. Also on November 5, 2007, Parent provided Genesis with a preliminary due diligence request list, a draft exclusivity agreement containing a provision for specified money damages in the event of a breach of the exclusivity agreement and an amendment to the confidentiality agreement, which revised the terms of the confidentiality agreement so that the confidentiality agreement would apply to the discussions between Genesis and Parent with respect to a potential acquisition and also to Genesis’ and Parent’s advisors. Parent indicated that it was not prepared to commence discussions and begin incurring expenses until a satisfactory exclusivity agreement had been executed. The letter of intent from Parent expired in accordance with its terms on November 8, 2007 and was never executed by Genesis.

On November 7, 2007, the Board held a regularly scheduled meeting, at which all members of the Board were in attendance, which was also attended by members of management, a representative of WSGR and representatives of Goldman Sachs. The Board discussed the terms of the Proposal. A representative of WSGR then led a discussion of the Board’s fiduciary duties in evaluating a potential sale or merger of Genesis and in the context of a stand-alone strategy. The Board next discussed with management the status of Genesis’ digital television product development initiatives. As part of this discussion, the Board reviewed the results of the November 2, 2007 product status meeting, including the significant architectural differences of the new products being developed compared to the company’s existing product portfolio. The Board continued to review and discuss the prospects and timing of the company’s planned digital television offerings. The Board then further discussed with representatives of Goldman Sachs the Proposal. The Board also discussed the status of Genesis’ discussions with other potential strategic partners. A representative of Goldman Sachs indicated that as of that date, Genesis and representatives of Goldman Sachs had contacted 17 potential strategic partners and two potential financial sponsors. Other than with respect to Parent, none of these contacts resulted in an actionable proposal. The Board next discussed various other strategic alternatives, including engaging in a more formal process to solicit indications of interest of offers to buy Genesis, including a public announcement that Genesis was evaluating strategic alternatives. The Board further discussed the advantages and disadvantages of a controlled auction process, including the prospect of such auction process resulting in a proposal that was superior to the one made by Parent and the risk of disruption to Genesis’ operations and workforce as a result of such a process. The Board then reviewed and discussed with management the financial prospects for Genesis as a stand-alone company and further discussed with Goldman Sachs Genesis’ valuation as a stand-alone company under a variety of financial analyses and sensitivity analyses. The independent Board members then went into executive session and further discussed the Proposal. Mr. Antoun then returned to the meeting and was informed that the other members of the Board had determined that Genesis would be interested in entering into discussions with Parent in response to the Proposal, but that it was not prepared to execute the exclusivity agreement in the form proposed, which was a pre-condition to Parent’s entering into discussions. In particular, the Board was not prepared to agree to pay specified money damages for a breach of the exclusivity agreement. In light of not having any other actionable proposal, the Board discussed whether to pursue discussions with Parent if the proposed exclusivity agreement was modified in a manner acceptable to the Board. Genesis directed management and Goldman Sachs to discuss with Parent the need to revise the proposed exclusivity agreement prior to commencement of any discussions.

On November 9, 2007, the Board held a telephonic meeting, at which all members were in attendance, which was attended by a representative of WSGR, Goldman Sachs and Ms. Shandell and Jeffrey Lin, Corporate Counsel and Secretary of Genesis. At this meeting, the Board discussed whether or not Parent would be willing to provide a higher purchase price and the status of the exclusivity agreement. After discussion, the Board instructed Mr. Antoun to respond to Parent by indicating that Genesis would not execute the exclusivity agreement in the form provided and was not prepared to confirm the per share price proposed by Parent.

On November 11, 2007, Genesis provided Parent with a revised draft of the exclusivity agreement and a new confidentiality agreement, which contained a standstill provision prohibiting the acquisition of Genesis common stock by Parent without Genesis’ consent and an employee non-solicitation provision.

Over the next several days, representatives of Shearman & Sterling LLP, legal counsel to Parent (“Shearman & Sterling”), and WSGR engaged in negotiations with respect to the exclusivity agreement and the amendment to the Confidentiality Agreement.

On November 15, 2007, Parent and Genesis entered into the amendment to the confidentiality agreement, dated as of November 14, 2007, and the exclusivity agreement, dated as of November 14, 2007, and without the provision relating to specified money damages. Genesis terminated the Exchange Offer on November 16, 2007. Thereafter, Parent and Genesis commenced discussions regarding a possible acquisition of Genesis by Parent and Parent and its representatives were granted access to Genesis’ electronic data room for purposes of Parents due diligence review of Genesis.

From November 16, 2007 through November 20, 2007, representatives of Genesis, including Messrs. Antoun, Yadegar and Lin, and Ms. Shandell, held due diligence meetings with representatives of Parent in Palo Alto, California. Representatives of Goldman Sachs and representatives of Morgan Stanley, financial advisor to Parent (“Morgan Stanley”), also participated in these due diligence meetings. From November 20, 2007 until execution of the merger agreement, Parent continued to request, receive and review additional due diligence materials and continued to meet periodically with Genesis management.

On November 21, 2007, Parent delivered to Genesis an initial draft of a merger agreement.

On November 26, 2007, representatives of WSGR and Shearman & Sterling met in Palo Alto, California to negotiate the merger agreement.

On November 27, 2007, Genesis responded to Parent with a memorandum and proposed revisions to Parent’s initial draft of the merger agreement.

On November 28, 2007, Messrs. Lambinet and Lauvergeon spoke by telephone with Mr. Antoun. During this call, Messrs. Lambinet and Lauvergeon updated Mr. Antoun on the status of Parent’s due diligence review and highlighted for Mr. Antoun certain matters identified by Parent during its due diligence. Messrs. Lambinet and Lauvergeon also discussed with Mr. Antoun the possibility of Mr. Antoun entering into an employment agreement with Parent in the event that Parent and Genesis were able to agree upon the terms of an acquisition of Genesis by Parent.

On November 28, 2007, the Board held a telephonic meeting, with all directors in attendance, which was also attended by Ms. Shandell and Mr. Lin as well as by a representative of WSGR. Mr. Antoun provided the Board with an update as to the status of discussions with Parent and the Board then discussed the status of negotiations with Parent. A representative of WSGR then provided an update on the status of negotiations with Shearman & Sterling regarding the terms of the merger agreement. A representative of WSGR then reviewed with the Board their fiduciary duties in the context of the proposed transaction.

On November 30, 2007, Parent distributed a revised draft of the merger agreement to Genesis. Shearman & Sterling and WSGR met on December 3, 2007 to negotiate the outstanding issues in the merger agreement.

On December 4, 2007, Parent sent a further revised draft of the merger agreement to Genesis.

On December 5, 2007, Mr. Antoun and Messrs. Lambinet and Lauvergeon held a meeting in Santa Clara, California. At this meeting, Messrs. Lambinet and Lauvergeon indicated that Parent was still interested in pursuing a transaction with Genesis, but that, in light of Parent’s due diligence review, Parent was revising its proposal to offer the Company’s stockholders $8.25 per share in cash. Parent also noted that the recent stock price performance of the Company was a consideration for Parent.

On December 6, 2007, Parent requested that Genesis enter into an amendment to the exclusivity agreement, in order to extend the exclusivity period which was set to expire at 11:59 p.m. that day, until December 10, 2007.

On December 6, 2007, the Board held a telephonic meeting during which Mr. Antoun informed the Board that Parent had decreased their proposal to $8.25 per share. After discussion, the Board instructed Mr. Antoun to inform Parent that Genesis was not willing to proceed at a per share price of $8.25. The Board did not authorize execution of Parent’s proposed amendment to the exclusivity agreement. Representatives of Goldman Sachs then presentented to the Board a financial analysis of Parent’s offer price of $8.25 per share. The Board then discussed the execution risks with respect to Genesis remaining as a stand-alone company.

On December 7, 2007, Mr. Antoun informed Parent that Genesis was not willing to proceed with a transaction at a price of $8.25 share.

On December 8, 2007, Parent informed Genesis that it would be willing to proceed with a transaction at a price of $8.65 per share. The $8.65 price reflected a premium of 24% to the average closing price of Genesis’ stock over the preceding three months and a premium of 62% to the closing price of Genesis’ stock on December 7, 2007. In addition, Parent provided proposed resolutions with respect to key unresolved negotiation issues with respect to the draft merger agreement. Parent also indicated that its proposal was its best and final offer.

Also on December 8, 2007, the Board, with all members in attendance in person or by telephone, held a meeting, which was also attended by members of management and representatives of WSGR and representatives of Goldman Sachs. Mr. Antoun summarized his discussions with Parent and informed the Board that Parent had indicated that it would not increase its offer beyond $8.65 per share. Mr. Antoun and other members of management then recused themselves from the meeting and the Board held an executive session, consisting only of independent directors and a representative of WSGR. In the executive session, the independent directors of the Board reviewed in detail the alternatives available to Genesis, including the price proposed by Parent and various alternatives to a transaction with Parent, including pursuing a stand-alone strategy, a stand-alone strategy involving restructuring and divestitures, in each case in light of the associated execution risk, as well as the potential advantages and feasibility of pursuing a stock repurchase and the low probability of other acquirers materializing in the future in light of the process conducted since January 2007. The Board also discussed the possibility of approaching Parent with alternative proposals, including an increase in the offer price. The Board then discussed with Ms. Shandell a chronology of the events, her view on the likelihood of another transaction materializing and her perspective with respect to the transaction currently proposed by Parent. The Board concluded the meeting without reaching a conclusion and agreed to convene the following day. Mr. Antoun conveyed to Parent the status of the Board’s deliberations, and Parent indicated it would was not prepared to increase the proposed price.

On December 9, 2007, Parent indicated that it was seeking a response to its proposal before 5:00 p.m. on that day, when members of its management were returning to Europe to focus on other matters.

On December 9, 2007, the Board held a meeting in Palo Alto, California, with all members in attendance in person or by telephone. The meeting was also attended by representatives of management, a representative of WSGR and representatives of Goldman Sachs. Jeffrey Diamond, the Chairman of the Board, summarized the alternatives available to Genesis, including continuing as a stand-alone business with various alternative strategies or accepting Parent’s offer. Representatives of Goldman Sachs, together with Rick Martig, Chief Financial Officer and Senior Vice President of Finance of Genesis, then presented to the Board the advantages and disadvantages of a potential stock repurchase program in connection with stand-alone strategies. Representatives of Goldman Sachs also discussed the implied premiums that Parent’s offer price of $8.65 per share represented over different periods, noting that Parent’s offer price represented a valuation that was significantly higher than the price at which Genesis’ stock was then trading. Representatives of Goldman Sachs and the members of Genesis’ management, other than Mr. Antoun, then left the meeting.

Mr. Antoun then reviewed with the Board the proposed employee retention program that Parent had provided to him and Parent’s proposed organizational structure for Genesis following the transaction. Next, he discussed Parent’s proposal for the treatment of the employees who were eligible to participate in the terminated Exchange Offer, including Parent’s intent to replicate the program as close as possible by compensating the employees in cash for the value of the restricted stock units that they would have received in the Exchange Offer over the applicable vesting periods.

The Board then reviewed with Mr. Antoun the execution risks with respect to Genesis remaining as a stand-alone company. The Board engaged in a lengthy discussion with respect to the advantages and disadvantages of accepting the current offer from Parent. As part of this discussion, the Board discussed the lengthy process that Genesis had undertaken to solicit interest from potential acquirers, including the efforts by Goldman Sachs in the process, and that Parent had emerged as the only viable acquisition opportunity for Genesis after several months of discussions.

At this point, Mr. Antoun recused himself from the meeting and the Board met in executive session. The independent members of the Board met in executive session with representatives of WSGR and further discussed the risks involved with Genesis’ stand-alone plan as well as Parent’s offer and the financial analyses of such scenarios as presented by Goldman Sachs. Mr. Antoun then rejoined the meeting. After a thorough discussion, the members of the Board unanimously decided to inform Parent that it would be prepared to proceed at the proposed price of $8.65, provided that changes were implemented to the merger agreement to ensure greater certainty that the transaction would be completed by Parent.

Following the meeting, representatives of WSGR negotiated with Parent and Shearman & Sterling the changes to the merger agreement requested by the Board.

On December 10, 2007, a representative of Shearman & Sterling delivered to Mr. Antoun a draft letter agreement pursuant to which Parent offered Mr. Antoun employment effective as of the consummation of the Offer. Mr. Antoun and a representative of Shearman & Sterling discussed this draft agreement, and Parent agreed to make certain changes to the draft agreement in response to comments from Mr. Antoun. Mr. Antoun had engaged separate legal counsel to advise him in connection with his employment arrangement with Parent.

On the afternoon of December 10, 2007, the Board held a meeting in Palo Alto, California, which was attended by all members of the Board in person or by telephone. Representatives of management, representatives of WSGR and representatives of Goldman Sachs all attended this meeting. Representatives of Goldman Sachs made a presentation to the Board regarding the proposed acquisition of Genesis in an all cash tender offer by Parent and subsequent merger. The Goldman Sachs representatives presented an overview of certain terms of the proposed transaction, including the proposed structure of the transaction, Genesis’ ability to accept superior proposals and the termination fee associated therewith, as well as the conditions to closing. Next, the Goldman Sachs representatives presented to the Board the implied premiums of Parent’s $8.65 per share offer over various periods during the prior year, implied transaction multiples and financial analyses based on various metrics. The $8.65 price reflected a premium of 25% to the average closing price of Genesis’ stock over the preceding three months and a premium of 60% to the closing price of Genesis’ stock on December 10, 2007. The representatives of Goldman Sachs then discussed the various other strategic alternatives that had been reviewed with the Board, including continuing as a standalone company and executing on its current plan, pursuing potential acquisitions, divestitures and pursuing a stock repurchase program and other changes to Genesis’ capital and organizational structure. The Goldman Sachs representatives then reviewed with the Board the Goldman Sachs fairness opinion, and Goldman Sachs delivered its oral opinion, which Goldman Sachs subsequently confirmed in writing, that as of the date of the opinion and based on and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken as set forth in the written opinion, the $8.65 per share in cash proposed to be received by the Company’s stockholders (other than Parent and its direct and indirect wholly owned subsidiaries) in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such stockholders.

Following the discussion with representatives of Goldman Sachs, representatives of WSGR reviewed with the Board the fiduciary obligations of directors generally, including the duties of care and loyalty, as well as the fiduciary obligations of directors in the change of control context. Representatives of WSGR then reviewed with the Board the terms of the proposed merger agreement for the transaction.

The members of Genesis’ management, including Mr. Antoun, and representatives of Goldman Sachs then left the meeting and the independent members of the Board met in executive session with a representative of WSGR to discuss the terms of the proposed offer letter between Parent and Mr. Antoun. Subsequently, the compensation committee of the Board met separately and approved the terms of Mr. Antoun’s employment offer letter for purposes of Rule 14d-10 of the Exchange Act, commonly referred to as the “best price rule,” which approval was a condition to Parent’s proceeding with the transaction. Mr. Antoun then rejoined the meeting.

Mr. Antoun updated the Board regarding his discussions with Parent with respect to employee retention programs. Next, Mr. Antoun discussed the change of control agreements with Genesis’ management. Representatives of Goldman Sachs and members of Genesis management then rejoined the meeting to discuss the proposed communications strategy for announcement of the transaction, and then departed the meeting. Following further discussion, and prior to approving the transaction, the Board instructed representatives of WSGR to seek additional changes to the merger agreement including clarification of the conditions to the tender offer to ensure greater certainty that Parent would complete the transaction. After Parent agreed to these changes, the Board unanimously determined that the merger agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to and in the best interests of the holders of Shares, has approved and authorized the Merger Agreement and the transactions contemplated thereby, including each of the Offer and Merger, and recommends that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer. The members of the Board also indicated their intent to tender their shares into the tender offer, except where it would result in liability under the short-swing profit rules of Section 16 of the Exchange Act or otherwise where prohibited by law.

Late on December 10, 2007, Parent, Genesis and Purchaser executed the Agreement and Plan of Merger (the “Merger Agreement”) and Mr. Antoun and Parent entered into a letter agreement regarding Mr. Antoun’s employment with Genesis following the completion of the Offer.

Early in the morning on December 11, 2007, Parent and Genesis issued a joint press release announcing the execution of the Merger Agreement.

(c)	Reasons for Recommendation.

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, the Board of Directors consulted with the Company’s senior management and legal and financial advisors, and considered a number of factors in recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, including the following:

1.	Financial Condition and Prospects of the Company. The Board of Directors’ knowledge and familiarity with the Company’s business, financial condition, results of operations, the Company’s financial plan and prospects of the Company if it were to remain independent, particularly in light of competitive pressures with respect to pricing and technology and the reduction of market share experienced by the Company over the past few years. The Board of Directors discussed and deliberated at length concerning the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plans. The Company believes that in order to maintain market share in its existing business, the Company must deliver a next generation digital television product, as customers for its existing business are migrating to adoption of new digital television solutions. The Board also reviewed the scale projected costs, and resources necessary for, and the execution risks associated with, successfully developing the Company’s next-generation digital solutions in time to address market opportunities.

2.	Available Alternatives; Results of Discussions with Third Parties. The Board of Directors reviewed several alternative strategies for the Company to continue on a stand-alone basis, including implementing various restructuring alternatives, stock repurchases and other changes to capital structure and divestitures such as a spin-off of its DisplayPort business. The Board evaluated each of these prospective alternatives in light of the various execution risks associated therewith and the Company’s historical performance over the prior three and a half year period. The Board also reviewed the results of discussions with certain other third parties regarding (i) possible acquisitions to obtain scale or (ii) business combination and change of control transactions.

3.	Analysis and Presentation of Management. The Board of Directors reviewed and considered the analyses and presentations by senior management of the Company regarding the business, operations, sales, management and competitive position of the Company and forecasts regarding profitability under various scenarios.

4.	Historical Trading Prices. The historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Offer represents a premium of approximately 60% over the closing price of the Shares on December 10, 2007, the last full trading day prior to the public announcement of the execution of the Merger Agreement and a premium of approximately 62% over the average closing price of the Shares for the month period prior to the execution of the Merger Agreement and premium of approximately 25% over the average closing price of the Shares for the three month period prior to the public announcement of the execution of the Merger Agreement..

5.	Opinion of Genesis’ Financial Advisor. The Board of Directors considered the financial analyses and opinion of Goldman Sachs, dated as of and delivered to the Board of Directors in writing on December 10, 2007, to the effect that as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken set forth therein, the $8.65 per share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Parent,

Offeror and their respective direct and indirect wholly owned subsidiaries) was fair from a financial point of view to such holders. The full text of Goldman Sachs’ written opinion, dated December 10, 2007, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached hereto as Annex II and is incorporated herein by reference. Goldman Sachs provided its opinion for the information and assistance of the Board of Directors in connection with its consideration of the Offer and Merger. Goldman Sachs’ opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or how any holder of Shares should vote with respect to the Offer and the Merger or any other matter. For a further discussion of Goldman Sachs’ opinion, see “Opinion of Genesis’ Financial Advisor” below.

6.	Terms of the Merger Agreement. The provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties and termination fees payable by the Company, including without limitation:

a.	Cash Tender Offer. The Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company’s stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their Shares.

b.	No Financing Condition. Parent’s obligations under the Offer are not subject to any financing condition, the representations of Parent in the Merger Agreement that it has and will have sufficient funds available to it to consummate the Offer and the Merger, and Parent’s financial strength.

c.	No Solicitation. The provisions in the Merger Agreement that provide for the ability of the Board to respond to unsolicited acquisition proposals, if the Board (A) determines in its good faith judgment (after having received the advice of a financial advisor of nationally recognized reputation), that such proposal or offer constitutes, or is reasonably likely to result in, a Superior Proposal (as defined in Section 7.05(d) of the Merger Agreement) and (B) determines, in its good faith judgment after consultation with independent legal counsel (who may be the Company’s regularly engaged independent legal counsel), that, in light of such Transaction Proposal (as defined in Section 7.05(d) of the Merger Agreement), the failure to take such action would be reasonably likely to be inconsistent with its fiduciary obligations under applicable Law (as defined in Section 4.05(a) of the Merger Agreement), (C) provides written notice to Parent of its intent to furnish information or enter into discussions with such person at least 24 hours prior to taking any such action, and (D) obtains from such person an executed confidentiality agreement on terms with respect to confidential information that are no less favorable to the Company than those contained in the Confidentiality Agreement (as defined in Section 7.04(b) of the Merger Agreement).

d.	Change of Recommendation. The Board of Directors has the right, prior to the purchase of Shares pursuant to the Offer, to withhold, withdraw, amend or modify its approval or recommendation to the Company’s stockholders of the Merger Agreement, the Offer or the Merger under certain circumstances.

e.	Fiduciary Termination Right. The Board of Directors has the right, prior to the purchase of Shares pursuant to the Offer, to terminate the Merger Agreement upon a Change of Recommendation (as defined in Section 7.05(c) of the Merger Agreement) in order to enter into a definitive agreement with respect to a Superior Offer, if, concurrent with such termination, the Company pays to Parent a $11,650,000 termination fee.

f.	Certainty of Closure. The reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement and that Parent’s obligations to purchase Shares in the Offer and to close the Merger are subject to limited conditions.

g.	Certainty of Value. That the Offer and Merger, because they are solely for cash consideration, provide certainty as to the value of the consideration to be received in the proposed transactions.

h.	Merger Option. The Genesis Board considered that Parent had been granted a “top up option” to purchase from Genesis, under certain circumstances following completion of the Offer, at a price per share equal to the Offer Price that number of authorized and unissued Shares equal to the number of Shares that, when added to the number of Shares directly or indirectly owned by Parent or Offeror at the time of such exercise, constitutes one share more than 90% of the then outstanding Shares (taking into account the issuance of Shares pursuant to the top up option), and that this could permit Offeror to consummate the Merger more quickly as a short form merger under Delaware law.

7.	Failure to Close; Public Announcement. The possibility that the transactions contemplated by the Merger Agreement may not be consummated, and the effect of public announcement of the Merger Agreement, including effects on the Company’s sales, operating results and stock price, and the Company’s ability to attract and retain key management and sales and marketing personnel.

8.	Mandatory Extension of Offer Period. Under certain circumstances, Parent is required to extend the Offer up to May 15, 2008 if certain conditions are not satisfied as of any expiration date.

9.	Business Reputation. The business reputation and capabilities of Parent and its management and the substantial financial resources of Parent and, by extension, Offeror.

10.	Economic Climate. The current regional, national and international economic climate.

11.	Termination Fee. The Genesis Board considered that the termination fee of approximately $11,650,000 million, representing approximately $3.5% of the equity value of the transaction, that could become payable pursuant to the Merger Agreement under certain circumstances, including if Genesis terminates the Merger Agreement to accept a Superior Proposal or if Genesis terminates the Merger Agreement because the Genesis Board changes its recommendation with respect to the Offer or the Merger was reasonable in amount, consistent with precedent transactions and was unlikely to serve as a deterrent to other bidders.

The foregoing discussion of information and factors considered and given weight by the Board of Directors is not intended to be exhaustive, but is believed to include all of the material factors considered by the Board of Directors. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board of Directors may have given different weights to different factors. In arriving at their respective recommendations, the directors of Genesis were aware of the interests of executive officers and directors of Genesis as described under “Past Contracts, Transactions, Negotiations and Agreements” in Item 3 hereof.

(d)	Opinion of Genesis Financial Advisor

Goldman Sachs rendered its opinion to Genesis’ Board of Directors that, as of December 10, 2007 and based upon and subject to the factors and assumptions set forth therein, the $8.65 per share in cash to be received by the holders of shares (other than Parent and its direct and indirect wholly owned subsidiaries) in the Offer and the Merger pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated December 10, 2007, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex I. Goldman Sachs provided its opinion for the information and assistance of Genesis’ Board in connection with its consideration of the Offer and the Merger. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of shares should tender such shares in connection with the Offer or how any holder of shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of Genesis for each of the five fiscal years ended March 31, 2003, 2004, 2005, 2006 and 2007;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Genesis;

•	certain other communications from Genesis to its stockholders;

•	certain publicly available research analyst reports for Genesis; and

•	certain internal financial analyses and forecasts for Genesis prepared by its management and approved for Goldman Sachs’ use by Genesis (the “Forecasts”).

Goldman Sachs also held discussions with members of the senior management of Genesis regarding their assessment of the past and current business operations, financial condition and future prospects of Genesis, including their views on the risks and uncertainties of achieving the Forecasts. In addition, Goldman Sachs reviewed the reported price and trading activity for the shares, compared certain financial and stock market information for Genesis with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the semiconductor industry specifically and in the other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

For purposes of rendering its opinion, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Genesis or any of its subsidiaries, nor was any such evaluation or appraisal furnished to Goldman Sachs. Goldman Sachs’ opinion does not address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion does not address the underlying business decision of Genesis to engage in the transactions contemplated by the Merger Agreement, or the relative merits of such transactions as compared to any strategic alternatives that may be available to Genesis. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of December 10, 2007, of the $8.65 per share in cash to be received by the holders of shares (other than Parent and its direct and indirect wholly owned subsidiaries) in the Offer and the Merger pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the Offer and the Merger, including, without limitation, the fairness of the Offer and the Merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of Genesis or Parent; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Genesis or Parent, or class of such persons in connection with the Offer or the Merger, whether relative to the $8.65 per share in cash proposed to be received by holders of shares (other than Parent and its direct and indirect wholly owned subsidiaries) in the Offer and the Merger or otherwise. Goldman Sachs’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of its opinion, and Goldman Sachs assumes no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Board of Directors of Genesis in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent the relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent it is based on market data, is based on market data as it existed on or before December 10, 2007 and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis.  Goldman Sachs analyzed the $8.65 per share consideration to be received by holders of shares of Genesis in relation to the closing price of Genesis common stock as of December 10, 2007, and the average closing price of Genesis common stock for the ten-day, one-month, three-month, six-month and one-year periods ended December 10, 2007. This analysis indicated that the $8.65 per share in cash to be received by the holders of shares of Genesis stock pursuant to the Merger Agreement represented a premium to the per share prices referenced above as set forth in the tables below.

	Per Share	Premium Over
Comparison Period	Price	$8.65

Closing price on December 10, 2007	$5.40	60%
Average closing price for the ten-day period ended December 10, 2007	$5.13	69%
Average closing price for the one-month period ended December 10, 2007	$5.32	62%
Average closing price for the three-month period ended December 10, 2007	$6.95	25%
Average closing price for the six-month period ended December 10, 2007	$7.86	10%
Average closing price for the one-year period ended December 10, 2007	$8.43	3%

Goldman Sachs also noted Genesis’s historical stock price in the three years and three months prior to December 10, 2007 as compared to the Nasdaq as a whole, two other selected semiconductor companies, Pixelworks, Inc. and Trident Microsystems, Inc., and a peer group (the “other peer group”) of Genesis that consisted of Silicon Image, Inc. and Zoran Corporation.

Selected Companies Analysis.  Goldman Sachs calculated the ratios of (i) Genesis’s December 10, 2007 closing stock price and the $8.65 per share consideration to be received by holders of shares of Genesis and (ii) the estimated calendar year revenues, earnings before interest, taxes, depreciation and amortization (“EBITDA”), and earnings per share of Genesis as projected by Genesis management for calendar years 2008 and 2009, and as projected by Wall Street research as of November 2, 2007 for calendar year 2008. Goldman Sachs then compared such multiples with the multiples implied by the then-current stock prices of Pixelworks, Inc. (“Pixelworks”) and Trident Microsystems, Inc. (“Trident”), as well as a broader group of comparable companies consisting of Pixelworks, Trident, Silicon Image, Inc. (“Silicon Image”) and Zoran Corporation (“Zoran”), and the respective calendar year revenues, EBITDA and earnings per share as projected by Wall Street research for calendar years 2008 and 2009.

Although none of the selected companies is directly comparable to Genesis, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain results, product profile and operations of Genesis. The results of this analysis are summarized below:

	Genesis
	December 10,
	2007
Revenue	Closing Price of		$8.65 Per Share		Comparable Companies
Management Forecast	$5.40		Price		Median		High		Low		PXLW		TRID

2008 (Estimated)	0.09	x	0.6	x	0.7	x	1.6	x	0.6	x	0.6	x	0.6	x
2009 (Estimated)	0.06		0.5		0.6		1.4		0.5		0.6		0.5
Street Case
2008 (Estimated)	0.09	x	0.6	x	0.7	x	1.6	x	0.6	x	0.6	x	0.6	x
EBITDA
2008 (Estimated)	NM	*	NM		4.7	x	12.6	x	2.5	x	5.0	x	2.5	x
2009 (Estimated)	0.8	x	5.5	x	NA		NA		NA		NA		NA
Street Case
2008 (Estimated)	NM		NM		4.7	x	12.6	x	2.5	x	5.0	x	2.5	x
EPS
2008 (Estimated)	NM		NM		13.8	x	16.3	x	7.3	x	NM		7.3	x
2009 (Estimated)	12.0	x	19.2	x	16.3		45.0		15.3		45.0		NA
Street Case
2008 (Estimated)	NM		NM		13.8	x	16.3	x	7.3	x	NM		7.3	x

*	“NM” means not meaningful.

Goldman Sachs also calculated and compared the ratios of (i) enterprise value to the estimated next twelve months (“NTM”) revenues for Genesis for the one-month, three-month, six-month, one-year, two-year, and three-year periods ended December 10, 2007, with Pixelworks, Trident and other peer group comprised of Silicon Image and Zoran and (ii) price per share to the NTM earnings per share for Genesis for the one-month, three-month, six-month, one-year, two-year, and three-year periods ended December 10, 2007, with Pixelworks, Trident and the other peer group. The ratios were calculated based on publicly available financial data as of December 10, 2007, information obtained from SEC filings and estimates provided by FactSet (a data service that compiles estimates issued by securities analysts) for the selected companies and Genesis and based on the closing share prices as of December 10, 2007. This analysis was done to compare the multiples referenced above with respect to Genesis against those of the selected companies and the other peer group.

The results of these analyses are summarized as follows:

			Median NTM Revenue Multiple
	December 10, 2007		1 Month		3 Months		6 Months		1 Year		2 Years		3 Years

Genesis	0.08	x	0.1	x	0.5	x	0.5	x	0.7	x	0.9	x	1.1	x
Pixelworks*	0.7	x	0.7	x	0.7	x	0.8	x	0.9	x	1.0	x	1.2	x
Trident*	0.7	x	0.6	x	1.5	x	1.9	x	2.7	x	3.3	x	3.7	x
Other Peer Group*	1.1	x	1.0	x	1.0	x	1.1	x	1.3	x	1.7	x	1.9	x

	December 10,		Median NTM P/E Multiple
	2007		1 Month		3 Months		6 Months		1 Year		2 Years		3 Years

Genesis	NM	**	NM		NM		NM		NM		23.8	x	29.0	x
Pixelworks*	NM		NM		NM		NM		NM		NM		33.7	x
Trident*	7.6	x	7.0	x	10.0	x	12.1	x	14.9	x	17.3	x	23.2	x
Other Peer Group*	16.2	x	14.9	x	16.2	x	16.3	x	18.0	x	18.1	x	20.3	x

*	Projected Revenues and EPS per FactSet median estimates. Equity Market Cap based on basic shares outstanding.

**	“NM” means not meaningful.

Goldman Sachs also calculated, for each of Genesis, Pixelworks, Trident and the other peer group, the percentage differences between (i) the Revenue Multiples for the one-month, six-month, one-year, and three-year period ended December 10, 2007 and the then-current Revenue Multiple and (ii) the P/E Multiples for the one-month, six-month, one-year, and three-year period ended December 10, 2007 and the then-current P/E Multiple. The results of these analyses are summarized as follows:

	% Change to Current Revenue Multiple
	1 Month	6 Months	1 Year	3 Years

Genesis	16%	(85)%	(88)%	(92)%
Pixelworks	0%	(14)%	(25)%	(43)%
Trident	18%	(62)%	(74)%	(81)%
Other Peer Group	14%	3%	(17)%	(42)%

	% Change to Current P/E Multiple
	1 Month	6 Months	1 Year	3 Years

Genesis	NM *	NM	NM	NM
Pixelworks	NM	NM	NM	NM
Trident	8%	(37)%	(49)%	(67)%
Other Peer Group	8%	(1)%	(10)%	(20)%

*	“NM” means not meaningful.

Present Value of Future Share Price Analysis.  Goldman Sachs performed an illustrative analysis of the implied present value of the future price per share of Genesis common stock, which is designed to provide an indication of the present value of a theoretical future value of a company’s equity as a function of such company’s estimated future revenues and earnings and its assumed future enterprise value to revenue multiple and future price to earnings per share multiple. For this analysis, Goldman Sachs used the Forecasts prepared by Genesis management for each of the fiscal years 2008, 2009, 2010, 2011 and 2012.

Goldman Sachs first calculated the implied share values for Genesis’s current lines of business (including the monitor and ATV lines of business) as of December 31, 2007 for each of the calendar years 2008, 2009, 2010 and 2011, by applying one-year forward revenue multiples of 0.1x or 0.5x for Genesis’s current lines of business to revenue estimates for each of the fiscal years 2009, 2010, 2011 and 2012, adding cash balance at the end of fiscal years 2008, 2009, 2010 and 2011 respectively, and discounting the resulting equity values back to December 31, 2007 using a discount rate of 13.6% to determine equity value from Genesis’s current lines of business. Goldman Sachs then calculated the implied share values for Genesis’ new lines of business (including the DTV and Display Port lines of business) as of December 31, 2007 for each of the calendar years 2008, 2009, 2010 and 2011, by applying one-year forward revenue multiples of 0.5x or 1.0x for Genesis’ new lines of business to revenue estimates for each of the fiscal years 2009, 2010, 2011 and 2012, and discounting the resulting equity values back to December 31, 2007 using a discount rate of 20% (reflecting a higher cost of equity associated with venture growth businesses) to determine equity value from Genesis’ new lines of business. This combined analysis resulted in a range of implied present share values of $5.96 to $9.03 per share.

Goldman Sachs also calculated the implied share values as of December 31, 2007, by applying compound annual revenue growth rates ranging from 0.0% to 25.0% to revenues from fiscal year 2008 to calculate implied revenue in fiscal year 2012; operating margins ranging from 4.0% to 12.0% in fiscal year 2012 to calculate fiscal year 2012 earnings and applying a one-year forward price to earnings per share multiple of 13.8x, which is the median 2008 one-year forward price to earnings per share multiple of selected comparable companies (Pixelworks, Inc., Trident Microsystems, Inc., Silicon Image, Inc. and Zoran Corporation), and then discounting the March 31, 2011 values back to December 31, 2007 using a discount rate of 18.9%, Genesis’ theoretical cost of equity. This analysis resulted in a range of implied present values of $3.07 to $11.53 per share of Genesis common stock, assuming $10.24 million of interest income and a 2.7% tax rate in fiscal year 2012 based on the Forecasts.

Discounted Cash Flow Analysis.  Goldman Sachs performed an illustrative discounted cash flow analysis to determine a range of implied present values per share based on the Forecasts. Goldman Sachs discounted all cash flows to December 31, 2007 and based terminal values upon a perpetuity growth rate of 4.0% for cash flows occurring in fiscal years 2012 and beyond. In performing the illustrative discounted cash flow analysis, Goldman Sachs applied a discount rate of 18.9% (Genesis’ theoretical cost of capital) to Genesis’ projected cash flows for fiscal years 2008 to 2012.

In order to analyze the effects of changes in revenues in fiscal year 2012, the terminal year for the discounted cash flow analysis, and the effects of changes in operating margins in fiscal year 2012, Goldman Sachs adjusted the compound annual revenue growth rates during fiscal year 2008 through fiscal year 2012 from 0.0% to 25.0% and adjusted the fiscal year 2012 operating margin from 4.0% to 12.0%. This analysis resulted in a range of implied present values of $5.27 to $8.71 per share of Genesis common stock, assuming cash of $182.8 million, 37.5 million basic shares outstanding as of September 30, 2007, a net operating loss balance of $177 million at the end of fiscal year 2007, and the free cash flow calculation from the residual net operating losses after fiscal year 2012 assumes operating profit growth of 4%, constant interest income and a tax rate of 35%.

In order to analyze the effects of changes in the perpetuity growth rate and in the discount rate, Goldman Sachs performed a sensitivity analysis, adjusting the perpetuity growth rate from 3.0% to 5.0% and adjusting the discount rate from 23.4% to 13.6%. This analysis resulted in a range of implied present values of $6.65 to $10.31 per share of Genesis common stock, assuming cash of $182.8 million, 37.5 million basic shares outstanding as of September 30, 2007, a net operating loss balance of $177 million at the end of fiscal year 2007, and the free cash flow calculation from residual net operating losses after fiscal year 2012 assumes operating profit growth of 4%, constant interest income and a tax rate of 35%.

In order to analyze the effects of changes in annual revenue growth and in annual changes in operating margin, Goldman Sachs adjusted the annual revenue growth from (20.0)% to 5.0% and adjusted the annual changes in operating margin from (6.0)% to 2.0%. This analysis resulted in a range of implied present values of $4.27 to $9.30 per share of Genesis common stock, assuming cash of $182.8 million, 37.5 million basic shares outstanding as of September 30, 2007, an net operating loss balance of $177 million at the end of fiscal year 2007, and the free cash flow calculation from the residual net operating losses after fiscal year 2012 assumes operating profit growth of 4%, constant interest income and a tax rate of 35%.

Selected Transactions Analysis.  Goldman Sachs analyzed certain information relating to the following selected transactions (listed by acquirer target) in the semiconductor industry since March 2004:

•	Intersil / Xicor (2004)

•	ARM Holdings / Artisan Components (2004)

•	Cadence Design Systems / Verisity (2005)

•	Integrated Device Technology / Integrated Circuit Systems (2005)

•	Microsemi / Advanced Power Technology (2005)

•	Micron Technology / Lexar Media (2006)

•	Advanced Micro Devices / ATI Technologies (2006)

•	SanDisk / M-Systems (2006)

•	Sponsor Group / Freescale (2006)

•	Microsemi / PowerDsine (2006)

•	NVIDIA / PortalPlayer (2006)

•	LSI Logic / Agere (2006)

•	Fairchild / System General (2007)

•	Temasek Holdings / STATS ChipPAC (2007)

•	Exar / Sipex (2007)

•	RF Micro Devices / Sirenza Microdevices (2007)

Goldman Sachs analyzed the premiums paid in these transactions based on a comparison of the price per share of the target company paid or proposed to be paid in the transaction against the undisturbed stock price of the target prior to announcement of the transaction. The following table present the results of this analysis, which was compiled using publicly available information:

Premium Over Undisturbed	Mean	Median	Range

2007	10.5%	10.8%	2.2	%-18.2%
2006	26.5%	28.2%	9.1	%-46.7%
2005	36.7%	28.6%	19.3	%-62.2%
2004	27.6%	27.6%	13.4	%-41.9%

Goldman Sachs also conducted an analysis of the premiums paid over the undisturbed stock prices of target companies in the technology industry generally in acquisitions announced in 2004 through 2007, both for acquisitions involving a strategic (non-financial) acquirer paying cash consideration and all transactions. That analysis showed that strategic acquirers paying cash consideration paid a median premium over the undisturbed stock price of the target of 20% in 2004, 32% in 2005 and 27% in 2006 and 2007, while the median premium paid in all transactions was 28% in 2004, 30% in 2005 and 27% in 2006 and 2007. These median premiums compare to the 60% premium implied by the $8.65 per share consideration to be received by holders of shares of Genesis.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Genesis or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs providing its opinion to Genesis’ Board of Directors as to the fairness from a financial point of view of the $8.65 per share of Genesis common stock in cash to be received by holders of shares of Genesis common stock (other than Parent and its direct and indirect wholly owned subsidiaries) in the Offer and the Merger pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Genesis, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The price to be paid in the Offer and the Merger was determined through arms’-length negotiations between Genesis and Parent and was unanimously approved by Genesis’ Board of Directors. Goldman Sachs provided advice to Genesis during certain of these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to Genesis or its Board of Directors or that any specific amount of consideration constituted the only appropriate consideration for the Merger.

As described above, Goldman Sachs’ opinion to Genesis’ Board of Directors was one of many factors taken into consideration by Genesis’ Board of Directors in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex II hereto.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of Genesis, Parent and any of their respective affiliates or any currency or commodity that may be involved in the transactions contemplated by the Merger Agreement for their own account and for the accounts of their customers. Goldman Sachs acted as financial advisor to Genesis in connection with, and has participated in certain of the negotiations leading to, the Offer and the Merger.

Goldman Sachs also has provided certain investment banking and other financial services to Parent and its affiliates from time to time, including acting as financial advisor to Parent with respect to a carve-out and disposition of certain of its assets to Numonyx, since October 2007. Goldman Sachs may provide investment banking and other financial services to Genesis, Parent, Numonyx and their respective affiliates in the future. In connection with the above-described services Goldman Sachs has received, and may receive, compensation.

Genesis selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger. Pursuant to a letter agreement, dated September 4, 2007, Genesis engaged Goldman Sachs to act as its financial advisor in connection with the possible sale of Genesis. Pursuant to this letter agreement, Goldman Sachs is entitled to receive a transaction fee of 1.35% of the aggregate consideration to be paid in the transaction, or approximately $5.2 million, all of which is contingent on the consummation of the transaction. Genesis has also agreed to reimburse Goldman

Sachs for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs against various liabilities, including certain liabilities under the federal securities laws.

(e)	Intent to Tender.

To the Company’s knowledge, all of Genesis’ executive officers and directors currently intend to sell or tender for purchase pursuant to the Offer any Shares owned of record or beneficially owned.

Item 5.	Person/Assets, Retained, Employed, Compensated Or Used.

Except as set forth below, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the stockholders of the Company concerning the Offer.

Goldman, Sachs & Co.  The Board of Directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger. Pursuant to a letter agreement, dated September 4, 2007, Genesis engaged Goldman Sachs to act as its financial advisor in connection with the possible sale of Genesis. Pursuant to this letter agreement, Goldman Sachs is entitled to receive a transaction fee of 1.35% of the aggregate consideration to be paid in the transaction, or approximately $5.2 million, all of which is contingent on the consummation of the transaction. Genesis has also agreed to reimburse Goldman Sachs for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs against various liabilities, including certain liabilities under the federal securities laws.

Neither Genesis nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

Joele Frank, Wilkinson Brimmer Katcher.  Genesis has retained Joele Frank, Wilkinson Brimmer Katcher as its communications advisor in connection with the Offer. Joele Frank, Wilkinson Brimmer Katcher will receive reasonable customary compensation for its services and reimbursement of out-of-pocket expenses in connection with the engagement.

Item 6.	Interest In Securities Of The Subject Company.

Other than as set forth below, no transactions in the Shares have been effected during the past 60 days by the Company or, to the Company’s knowledge, by any of the Company’s directors, executive officers, affiliates or subsidiaries.

(a)

	Date of		Number
Name	Transaction	Nature of Transaction	of Shares	Price

Jeffrey Diamond	11/01/2007	Acquired restricted stock units under the Company’s 2007 Equity Incentive Plan	8,000	$0(1)
Tim Christoffersen	11/01/2007	Acquired restricted stock units under the Company’s 2007 Equity Incentive Plan	8,000	$0(1)
Chandrashekar Reddy	11/01/2007	Acquired restricted stock units under the Company’s 2007 Equity Incentive Plan	8,000	$0(1)
Robert H. Kidd	11/01/2007	Acquired restricted stock units under the Company’s 2007 Equity Incentive Plan	8,000	$0(1)
Jon Castor	11/01/2007	Acquired restricted stock units under the Company’s 2007 Equity Incentive Plan	8,000	$0(1)
Elias Antoun	11/15/2007	Acquired common stock under the Company’s 1997 Employee Stock Purchase Plan	158	$4.811
Rick Martig	11/05/2007	Acquired stock options under the Company’s 2007 Equity Incentive Plan	105,000	$6.06

	Date of		Number
Name	Transaction	Nature of Transaction	of Shares	Price

Rick Martig	11/05/2007	Acquired restricted stock units under the Company’s 2007 Equity Incentive Plan	20,000	$0(1)
Linda Millage	11/10/2007	Acquired shares of common stock upon vesting of a restricted stock unit award	187	$0(1)
Linda Millage	11/15/2007	Acquired common stock under the Company’s 1997 Employee Stock Purchase Plan	1,516	$4.811
Linda Millage	11/20/2007	Acquired shares of common stock upon vesting of a restricted stock unit award	500	$0(1)
Hildy Shandell	11/20/2007	Acquired shares of common stock upon vesting of a restricted stock unit award	3,125	$0(1)
Robert Haefling	11/08/2007	Acquired stock options under the Company’s 2007 Equity Incentive Plan	108,000	$6.06
Robert Haefling	11/08/2007	Acquired restricted stock units under the Company’s 2007 Equity Incentive Plan	24,000	$0(1)
Jeffrey Lin	11/03/2007	Acquired shares of common stock upon vesting of a restricted stock unit award	80	$0(1)
Jeffrey Lin	11/15/2007	Acquired common stock under the Company’s 1997 Employee Stock Purchase Plan	128	$4.811
Ernest Lin	11/15/2007	Acquired common stock under the Company’s 1997 Employee Stock Purchase Plan	126	$4.811
Behrooz Yadegar	11/10/2007	Acquired shares of common stock upon vesting of a restricted stock unit award	1,875	$0(1)
Behrooz Yadegar	11/15/2007	Acquired common stock under the Company’s 1997 Employee Stock Purchase Plan	730	$4.811

(1)	Each restricted stock unit represents a contingent right to receive one share of the Company’s common stock, following vesting.

Item 7.	Purposes Of The Transaction And Plans Or Proposals.

(a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer, which relate to a tender offer or other acquisition of the Company securities by the Company, any subsidiary of the Company or any other person.

(b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer, which relate to, or would result in, (i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as indicated in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Section 14(f) Information Statement.  The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Offeror, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors other than at a meeting of the Company’s stockholders.

Stockholder Approval.  The Company has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by the Company and the consummation by the Company of the transactions contemplated by the Merger Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the Merger Agreement or to consummate the transactions so contemplated, other than, with respect to the Merger, the approval of the Merger Agreement by the holders of at least a majority of the outstanding Shares prior to the consummation of the Merger (unless the Merger is consummated pursuant to the short-form merger provisions). According to the Company’s certificate of incorporation, the Shares are the only securities of the Company outstanding that entitle the holders thereof to voting rights. If following the purchase of Shares by Offeror pursuant to the Offer, Offeror and its affiliates own more than a majority of the outstanding Shares, Offeror will be able to effect the Merger without the affirmative vote of any other stockholder of the Company.

Merger Option.  Pursuant to the terms of the Merger Agreement, the Company has granted to Parent and Offeror an irrevocable option (the “Merger Option”) to purchase, following the consummation of the Offer and subject to certain conditions and limitations, newly issued shares of the Company’s common stock equal to the number of shares that, when added to the number of shares of the Company’s common stock owned by Parent and Offeror immediately following the consummation of the Offer, shall equal one share more than 90 percent of the shares of the Company’s common stock then outstanding on a Fully Diluted Basis (as defined in Section 1.01(a) of the Merger Agreement). The Merger Option will be exercisable only after the purchase of and payment for shares of the Company’s common stock pursuant to the Offer as a result of which Parent and Purchaser beneficially own at least 71 percent of the shares of the Company’s common stock.

Short-Form Merger.  The DGCL provides that if a parent company owns at least 90 percent of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, the exercise of the Merger Option or otherwise, Offeror acquires or controls the voting power of at least 90 percent of the Shares, Parent would be obligated in the Merger Agreement (subject to the conditions to its obligations to effect the Merger contained in the Merger Agreement), to effect the Merger without prior notice to, or any action by, any other stockholder of the Company if permitted to do so under the DGCL. Even if Parent and Offeror do not own 90 percent of the outstanding Shares following consummation of the Offer, Parent and Offeror could seek to purchase additional Shares from the Company in order to reach the 90 percent threshold and effect a short-form merger. The consideration paid per Share for any Shares acquired from the Company would be equal to that paid in the Offer.

Delaware Anti-Takeover Law.  Section 203 of the DGCL (“Section 203”) prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15 percent or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Board of Directors approved for purposes of Section 203 the Merger Agreement and the consummation of the transactions contemplated thereby and has taken all appropriate action so that Section 203, with respect to the Company, will not be applicable to Parent and Offeror by virtue of such actions.

Antitrust.  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent will file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger, and the required waiting period with respect to the Offer and the Merger will expire 15 calendar days after such filing unless earlier terminated by the FTC and the Antitrust Division or Parent and Offeror receive a request for additional information or documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request to Parent or Offeror, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of substantial compliance by Parent and Offeror with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder. After that time, the waiting period could be extended only by a court order or with Parent’s and Offeror’s consent. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a Second Request can take a significant period of time. The Company [has] also filed its Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer, and could possibly receive a Second Request from either the FTC or the Antitrust Division. Failure by the Company to comply with an applicable Second Request will not extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Offeror owns at least 50 percent of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

At any time before or after Offeror’s purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the Merger or seeking the divestiture of Shares acquired by Offeror or the divestiture of substantial assets of Parent or its subsidiaries, or of the Company or its subsidiaries. Private parties and state governments may also bring legal action under the antitrust laws under certain circumstances. While the parties believe that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Offeror may not be obligated to consummate the Offer.

The acquisition of shares pursuant to the Offer and the Merger are also subject to foreign antitrust laws. Parent and Company intend to file notification in such foreign jurisdictions as may be required, and to observe any applicable waiting periods.

Appraisal Rights.  No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are then stockholders of the Company will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, will lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting stockholders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the purchase price per Share pursuant to the Offer or the consideration per Share to be paid in the Merger.

In addition, several decisions by Delaware courts have held that, in certain instances, a controlling stockholder of a corporation involved in a merger has a fiduciary duty to the other stockholders to ensure that the merger is fair to such other stockholders. In determining whether a merger is fair to minority stockholders, the Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there were fair dealings among the parties. Although the remedies of rescission or other damages are possible in an action challenging a merger as a breach of fiduciary duty, decisions of the Delaware courts have indicated that in most cases the remedy available in a merger that is found not to be “fair” to minority stockholders is a damages remedy based on essentially the same principles as an appraisal unless the controlling stockholder used coercion or fraud to induce the merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto. Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights.

Rights Plan.  On December 10, 2007, in connection with the Merger Agreement, the Company and Mellon Investor Services LLC, as Rights Agent, entered into Amendment No. 2 (the “Rights Agreement Amendment”) to the Preferred Stock Rights Agreement, dated as of June 27, 2002, as amended by Amendment to Preferred Stock Rights Agreement dated as of March 16, 2003. The effect of the Rights Agreement Amendment is to permit the execution of the Merger Agreement and the performance and consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, without triggering the separation or exercise of the Rights (as defined in the Rights Agreement) or any event adverse to the Parent or Purchaser under the Rights Agreement.

Forward Looking Statements.  This Schedule includes and incorporates by reference statements that are not historical facts. These forward-looking statements are based on the Genesis’ current estimates and assumptions and, as such, involve uncertainty and risk. Forward-looking statements include the information concerning the Genesis’ possible or assumed future results of operations and also include those preceded or followed by the words “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “should,” “plans,” “targets” or similar expressions, but their absence does not mean that the statement is not forward-looking. These forward-looking statements are based on the opinions and estimates of management at the time the statements were made and are subject to a number of risks, assumptions and uncertainties that could cause Genesis’ actual results to differ materially from those projected in such forward-looking statements, including: the ability to execute the Company’s business plan; the ability to achieve revenues from products and services that are under development; competitive and pricing pressures; the risks of losing clients, failing to acquire new clients or the reduction of services or license fees from existing clients; and other risks referenced from time to time in Genesis’ filings with the Securities and Exchange Commission, which are available without charge at www.sec.gov. Further risks and uncertainties associated with the Offer include: the risk that Genesis customers may delay or refrain from purchasing Genesis products due to uncertainties about Genesis’ future and the availability of product support and upgrades; the risk that key employees may pursue other employment opportunities due to concerns as to their employment security; and the risk that litigation is commenced, which might result in significant costs. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made, and readers are cautioned not to place undue reliance upon these forward-looking statements. Genesis is under no obligation (and expressly disclaims any such obligation) to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.	Materials to be Filed as Exhibits.

The following exhibits are filed herewith:

Exhibit
Number	Description

(a)(1)	Offer to Purchase, dated December 18, 2007 (incorporated by reference to Exhibit(a)(1)(i) to the Schedule TO filed with the SEC by Sophia Acquisition Corp. and STMicroelectronics N.V. on December 18, 2007).
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit(a)(1)(ii) to the Schedule TO filed with the SEC by Sophia Acquisition Corp. and STMicroelectronics N.V. on December 18, 2007).
(a)(3)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (attached hereto as Annex I).
(a)(4)*	Letter dated December 18, 2007 to stockholders of Genesis Microchip Inc.
(a)(5)	Press Release issued by Genesis Microchip Inc. on December 11, 2007 (incorporated by reference to the pre-commencement Schedule 14D-9 filed with the SEC by the Company on December 11, 2007).
(e)(1)	Agreement and Plan of Merger, dated December 10, 2007, among STMicroelectronics N.V., Sophia Acquisition Corp. and Genesis Microchip Inc. (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on December 11, 2007).

Exhibit
Number	Description

(e)(2)	Confidentiality Agreement, dated as of November 14, 2007, between STMicroelectronics N.V. and Genesis Microchip Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed with the SEC by Sophia Acquisition Corp. and STMicroelectronics N.V. on December 18, 2007).
(e)(3)	Employment Agreement, dated December 10, 2007, between STMicroelectronics N.V. and Elias Antoun (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed with the SEC by Sophia Acquisition Corp. and STMicroelectronics N.V. on December 18, 2007).
(e)(4)	Certificate of Incorporation (incorporated by reference to the Company’s Registration Statement on Form S-4 filed with the SEC on October 25, 2001).
(e)(5)	Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock (included in Exhibit(e)(6) below).
(e)(6)	Preferred Stock Rights Agreement between Genesis Microchip Inc. and Mellon Investor Services LLC dated June 27, 2002 (incorporated by reference to the Company’s Form 8-A/A filed with the SEC on August 5, 2002).
(e)(7)	Amendment to Preferred Stock Rights Agreement between Genesis Microchip Inc. and Mellon Investor Services LLC, dated March 16, 2003 (incorporated by reference to the Company’s Form 8-A/A filed with the SEC on March 31, 2002).
(e)(8)	Amendment No. 2 to Preferred Stock Rights Agreement between Genesis Microchip Inc. and Mellon Investor Services LLC, dated December 10, 2007 (incorporated by reference to the Company’s Form 8-A/A filed with the SEC on December 11, 2007).
(e)(9)	Amended and Restated Bylaws (incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on the Annual Report on Form 10-K filed with the SEC on July 1, 2002).
(e)(10)	1987 Stock Option Plan (incorporated by reference to the Company’s Registration Statement filed with the SEC on February 21, 2002).
(e)(11)	1997 Employee Stock Option Plan (incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on June 12, 2007).
(e)(12)	1997 Employee Stock Purchase Plan (incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on June 12, 2007).
(e)(13)	1997 Non-Employee Stock Option Plan (incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on June 12, 2007).
(e)(14)	Paradise Electronics, Inc. 1997 Stock Option Plan (incorporated by reference to the Company’s Form S-8 filed with the SEC on February 21, 2002).
(e)(15)	Sage, Inc. Second Amended and Restated 1997 Stock Option Plan (incorporated by reference to the Company’s Form S-8 filed with the SEC on February 21, 2002).
(e)(16)	2000 Nonstatutory Stock Option Plan (incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on June 12, 2007).
(e)(17)	2001 Nonstatutory Stock Option Plan (incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on June 12, 2007).
(e)(18)	2003 Stock Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 filed with the SEC on October 15, 2003).
(e)(19)	2007 Equity Incentive Plan (incorporated by reference to the Company’s Definitive Proxy Statement filed with the SEC on September 7, 2007).
(e)(20)	2007 Employee Stock Purchase Plan (incorporated by reference to the Company’s Definitive Proxy Statement filed with the SEC on September 7, 2007).
(e)(21)	Form of Director and Officer Indemnification Agreement (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on March 7, 2007).
(e)(22)	Change of Control Severance Agreement between the Company and Elias Antoun, dated March 2, 2007 (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on March 7, 2007).

Exhibit
Number	Description

(e)(23)	Change of Control Severance Agreement between the Company and Rick Martig, dated November 5, 2007 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2007).
(e)(24)	Change of Control Severance Agreement between the Company and Hildy Shandell, dated September 12, 2006 (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on September 18, 2006).
(e)(25)	Form of the Company’s Change of Control Severance Agreement (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on March 7, 2007).
(g)	Not Applicable.
Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.
Annex II	Opinion of Goldman, Sachs & Co., dated December 10, 2007.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENESIS MICROCHIP INC.

/s/
Elias Antoun
Elias Antoun

Dated: December 18, 2007

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)	Offer to Purchase, dated December 18, 2007 (incorporated by reference to Exhibit(a)(1)(i) to the Schedule TO filed with the SEC by Sophia Acquisition Corp. and STMicroelectronics N.V. on December 18, 2007).
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit(a)(1)(ii) to the Schedule TO filed with the SEC by Sophia Acquisition Corp. and STMicroelectronics N.V. on December 18, 2007).
(a)(3)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (attached hereto as Annex I).
(a)(4)*	Letter dated December 18, 2007 to stockholders of Genesis Microchip Inc.
(a)(5)	Press Release issued by Genesis Microchip Inc. on December 11, 2007 (incorporated by reference to the pre-commencement Schedule 14D-9 filed with the SEC by the Company on December 11, 2007).
(e)(1)	Agreement and Plan of Merger, dated December 10, 2007, among STMicroelectronics N.V., Sophia Acquisition Corp. and Genesis Microchip Inc. (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on December 11, 2007).
(e)(2)	Confidentiality Agreement, dated as of November 14, 2007, between STMicroelectronics N.V. and Genesis Microchip Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed with the SEC by Sophia Acquisition Corp. and STMicroelectronics N.V. on December 18, 2007).
(e)(3)	Employment Agreement, dated December 10, 2007, between STMicroelectronics N.V. and Elias Antoun (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed with the SEC by Sophia Acquisition Corp. and STMicroelectronics N.V. on December 18, 2007).
(e)(4)	Certificate of Incorporation (incorporated by reference to the Company’s Registration Statement on Form S-4 filed with the SEC on October 25, 2001).
(e)(5)	Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock (included in Exhibit(e)(6) below).
(e)(6)	Preferred Stock Rights Agreement between Genesis Microchip Inc. and Mellon Investor Services LLC dated June 27, 2002 (incorporated by reference to the Company’s Form 8-A/A filed with the SEC on August 5, 2002).
(e)(7)	Amendment to Preferred Stock Rights Agreement between Genesis Microchip Inc. and Mellon Investor Services LLC, dated March 16, 2003 (incorporated by reference to the Company’s Form 8-A/A filed with the SEC on March 31, 2002).
(e)(8)	Amendment No. 2 to Preferred Stock Rights Agreement between Genesis Microchip Inc. and Mellon Investor Services LLC, dated December 10, 2007 (incorporated by reference to the Company’s Form 8-A/A filed with the SEC on December 11, 2007).
(e)(9)	Amended and Restated Bylaws (incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on the Annual Report on Form 10-K filed with the SEC on July 1, 2002).
(e)(10)	1987 Stock Option Plan (incorporated by reference to the Company’s Registration Statement filed with the SEC on February 21, 2002).
(e)(11)	1997 Employee Stock Option Plan (incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on June 12, 2007).
(e)(12)	1997 Employee Stock Purchase Plan (incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on June 12, 2007).
(e)(13)	1997 Non-Employee Stock Option Plan (incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on June 12, 2007).
(e)(14)	Paradise Electronics, Inc. 1997 Stock Option Plan (incorporated by reference to the Company’s Form S-8 filed with the SEC on February 21, 2002).
(e)(15)	Sage, Inc. Second Amended and Restated 1997 Stock Option Plan (incorporated by reference to the Company’s Form S-8 filed with the SEC on February 21, 2002).
(e)(16)	2000 Nonstatutory Stock Option Plan (incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on June 12, 2007).

Exhibit
Number	Description

(e)(17)	2001 Nonstatutory Stock Option Plan (incorporated by reference to the Company’s Annual Report on Form 10-K filed with the SEC on June 12, 2007).
(e)(18)	2003 Stock Plan (incorporated by reference to the Company’s Registration Statement on Form S-8 filed with the SEC on October 15, 2003).
(e)(19)	2007 Equity Incentive Plan (incorporated by reference to the Company’s Definitive Proxy Statement filed with the SEC on September 7, 2007).
(e)(20)	2007 Employee Stock Purchase Plan (incorporated by reference to the Company’s Definitive Proxy Statement filed with the SEC on September 7, 2007).
(e)(21)	Form of Director and Officer Indemnification Agreement (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on March 7, 2007).
(e)(22)	Change of Control Severance Agreement between the Company and Elias Antoun, dated March 2, 2007 (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on March 7, 2007).
(e)(23)	Change of Control Severance Agreement between the Company and Rick Martig, dated November 5, 2007 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2007).
(e)(24)	Change of Control Severance Agreement between the Company and Hildy Shandell, dated September 12, 2006 (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on September 18, 2006).
(e)(25)	Form of the Company’s Change of Control Severance Agreement (incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on March 7, 2007).
(g)	Not Applicable.
Annex I	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.
Annex II	Opinion of Goldman, Sachs & Co., dated December 10, 2007.

*	Filed herewith.

Annex I

Genesis Microchip Inc.
2525 Augstine Drive
Santa Clara, CA 95054

Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 thereunder

This Information Statement is being mailed on or about December 18, 2007 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of shares of common stock, $0.001 par value (the “Common Stock”), including the associated preferred stock purchase rights (the “Rights” and together with the Common Stock, the “Shares”), of Genesis Microchip Inc., a Delaware corporation (the “Company,” “we”, “our” or “us”). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by STMicroelectronics N.V., a limited liability company organized under the laws of the Netherlands, with its corporate seat in Amsterdam, the Netherlands (“Parent”), to the board of directors of the Company (the “Board” or the “Board of Directors”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of December 10, 2007 (the “Merger Agreement”), by and among Parent, Sophia Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (the “Offeror”), and the Company.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder. This Information Statement supplements certain information in the Solicitation / Recommendation Statement filed on Schedule 14D-9 to which this Information Statement is attached as Annex I. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

Pursuant to the Merger Agreement, on December 10, 2007, Offeror commenced a cash tender offer to purchase all outstanding Shares at a price of $8.65 per Share, net to the holder thereof in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 18, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Offeror and Parent with the Securities and Exchange Commission (the “SEC”) on December 18, 2007. The Offer is scheduled to expire at 12:00 Midnight New York City time on January 16, 2008. However, Offeror may extend the Offer from time to time in accordance with the terms of the Merger Agreement, as necessary, until all of the conditions to the Offer have been satisfied or waived.

Following the successful completion of the Offer, upon approval by a stockholder vote, if required, Offeror will be merged with and into the Company (the “Merger”). The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex I, which Schedule 14D-9 was filed by the Company with the SEC on December 18, 2007 and which is being mailed to stockholders of the Company along with this Information Statement.

The information contained in this Information Statement concerning Parent, Offeror and the Offeror Designees (as defined below) has been furnished to the Company by either Parent or Offeror, and the Company assumes no responsibility for the accuracy or completeness of such information.

General

The Common Stock is the only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each Share entitles its record holder to one vote on all matters submitted to a vote of the Company’s stockholders. As of December 14, 2007, there were 38,016,523 Shares issued and outstanding.

Offeror Designees

The Merger Agreement provides that, effective upon the acceptance for payment of the Shares pursuant to the Offer, Offeror will be entitled to designate up to such number of directors, rounded up to the next whole number (but in no event more than one less than the total number of directors on the Board), on the Board as will give Offeror representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of Shares then outstanding, and the Company will take all actions reasonably necessary to, upon Offeror’s request, cause Offeror’s designees to be elected or appointed as directors of the Company, including increasing the size of the Board or seeking and accepting the resignations of incumbent directors, or both. At such times, the Company will use its reasonable best efforts to cause persons designated by Offeror to constitute the same percentage as persons designated by Offeror will constitute of the Board of (i) each committee of the Board, (ii) each board of directors (or other similar body) of each subsidiary of the Company, and (iii) each committee of each such board, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, until the Effective Time, (A) the Board will always have at least two directors who were directors prior to the consummation of the Offer and who are not affiliated with Parent or Offeror (the “Continuing Directors”) and (B) the Company will use its reasonable best efforts to ensure that at least two members of each committee of the Board and such boards and committees of the Company’s subsidiaries, as of December 10, 2007, who are not employees of the Company, will remain members of such committee of the Board and of such boards and committees of the Company’s subsidiaries.

Parent has informed the Company that it will choose the Offeror Designees from the list of persons set forth in the following table. The following table, prepared from information furnished to the Company by Parent, sets forth, with respect to each individual who may be designated by Parent as a Parent Designee, the name, age of the individual as of December 14, 2007, citizenship, present principal occupation and employment history during the past five years. Parent has informed the Company that each such individual has consented to act as a director of the Company, if so appointed or elected. If necessary, Parent may choose additional or other Offeror Designees, subject to the requirements of Rule 14f-1 under the Exchange Act. Unless otherwise indicated below, the business address of each such person is Chemin du Champ-des-Filles, 39, 1128 Plan-les-Ouates, Geneva, Switzerland.

		Citizenship; Present Principal Occupation or Employment;
Name of Parent Designee	Age	Material Positions Held During the Past Five Years

Reza Kazerounian	49	Since 2005, Reza Kazerounian, a U.S. citizen, has been employed by Parent as Corporate Vice President for the North America Region and Chief Executive Officer of STMicroelectronics, Inc., a wholly-owned subsidiary of Parent. Previously Dr. Kazerounian served in other executive roles at Parent, including Group Vice President and General Manager of Parent’s Smart Card IC Division (2003-2005) and general manager of the Company’s Programmable Systems Division (2000-2003).
Philippe Lambinet	50	Since August, 2007, Phillipe Lambinet, a French citizen, has been employed by Parent as Corporate Vice President, General Manager Home Entertainment & Displays Group. Prior to joining Parent, Mr. Lambinet was employed by Advanced Digital Broadcast Group (ADB) as Chief Marketing and Strategy Officer from 2001 until 2007.

		Citizenship; Present Principal Occupation or Employment;
Name of Parent Designee	Age	Material Positions Held During the Past Five Years

Guy Lauvergeon	59	Mr. Lauvergeon, a French citizen, is currently employed as a Group Vice President of Corporate Strategy & Technology at Parent, a position he has held since January, 2007. Previously, Mr. Lauvergeon was a Group Vice President and Technology and Sales General Manager in Parent’s Worldwide Nomadik Marketing Division (2005-2006) and a Group Vice President and General Manager of Parent’s Application Processor Division (2000-2004).
Archibald Malone	61	Since 1988, Mr. Malone, a citizen of the United Kingdom of Great Britain, has been employed as the Chief Financial Officer of STMicroelectronics Inc.
Steven K. Rose	45	At all times during the last five years, Mr. Rose, a U.S. citizen, has been employed as the Vice President, Secretary and General Counsel of STMicroelectronics, Inc.

It is expected that the Offeror Designees may assume office at any time following the purchase by Offeror of a majority of outstanding Shares pursuant to the Offer, which purchase cannot be earlier than January 16, 2008, and that, upon assuming office, the Offeror Designees will thereafter constitute at least a majority of the Company Board.

The Company Board of Directors

The Board is composed of seven directors divided among three classes as follows: Class I — Tim Christoffersen and Robert H. Kidd; Class II — Chandrashekar M. Reddy and Elias Antoun; and Class III— Jon Castor, Chieh Chang and Jeffrey Diamond.

Certain information regarding the members of the Board as of December 14, 2007 is set forth below, including with respect to each director of the Company, the name and age of the director as of December 14, 2007, present position with the Company or principal occupation, and employment history during the past five years. As indicated above, some of the current directors may resign following the purchase of Shares by Offeror pursuant to the Offer. Other than Mr. Kidd who is a Canadian citizen, each director is a U.S. citizen and there are no family relationships among any of our directors, officers or key employees.

		Current Term
Name of Director	Age	Expires

Elias Antoun	51	2009
Jon Castor(1),(4)	55	2010
Chieh Chang(2),(3)	55	2010
Tim Christoffersen(1),(3)	65	2008
Jeffrey Diamond(2),(4)	55	2010
Robert H. Kidd(1),(4)	63	2008
Chandrashekar M. Reddy(2),(3)	48	2009

(1)	Member of the Audit Committee.

(2)	Member of the Compensation Committee.

(3)	Member of the Corporate Governance Committee.

(4)	Member of the Nominating Committee.

Elias Antoun has served as President and Chief Executive Officer of the Company and a member of our Board of Directors since November 2004. Prior to his appointment, Mr. Antoun served as the President and Chief Executive Officer of Pixim, Inc., an imaging solution provider for the video surveillance market, between March 2004 and November 2004. From February 2000 to August 2003, Mr. Antoun served as the President and Chief

Executive Officer of MediaQ, Inc., a mobile handheld graphics IC company acquired by NVIDIA Corporation in August 2003. From January 1991 to February 2000, Mr. Antoun held a variety of positions with LSI Logic Corporation, most recently serving as Executive Vice President of the Consumer Products Division from 1998 until his departure in January 2000. Mr. Antoun served as a Director of HPL Technologies, Inc. from August 2000 to December 2005, and as Chairman of the Board of Directors of HPL Technologies, Inc. from July 2002 to December 2005. Mr. Antoun received a B.S. in Electrical Engineering from UCLA, and an M.B.A. from Stanford Graduate School of Business.

Jon Castor has been a director of Genesis since November 2004. From January 2004 to June 2004, Mr. Castor was an Executive Advisor to the Chief Executive Officer of Zoran Corporation, and from August 2003 to December 2003, he was Senior Vice President and General Manager of Zoran’s DTV Division. From October 2002 to August 2003, Mr. Castor was the Senior Vice President and General Manager of the TeraLogic Group at Oak Technology Inc., a developer of integrated circuits (ICs) and software for digital televisions and printers which was acquired by Zoran. Prior to that, Mr. Castor co-founded TeraLogic, Inc., a developer of digital television ICs, software and systems in June 1996 where he served in several capacities including as its President, Chief Financial Officer and director from June 1996 to November 2000, and as its Chief Executive Officer and director from November 2000 to October 2002, when it was acquired by Oak Technology. Mr. Castor also serves on the Board of Directors of Adaptec Inc. (NASDAQ: ADPT), a data storage solutions company, and as a member of its Audit and Compensation Committees. Mr. Castor also serves as Chairman of the Board of Directors of Artimi, Inc., an ultrawideband wireless technology company, where he is also Chairman of the Compensation Committee, and as Chairman of the Board of Omneon Video Networks, a broadcast media server and storage company, where he is also Chairman of the Compensation Committee and a member of the Audit Committee. Mr. Castor received his B.A. with distinction from Northwestern University and his M.B.A. from Stanford Graduate School of Business.

Chieh Chang has been a director of Genesis since November 2004. Mr. Chang has been a member of the board of directors of Oplink Communications, Inc. since September 1995. Since February 2003, Mr. Chang has served as Vice Chairman of Chingis Technology Corporation, a fabless semiconductor design company, and from February 2000 to February 2003, as its Chief Executive Officer. From April 1992 to August 1996, Mr. Chang was the Director of Technology at Cirrus Logic, Inc., a semiconductor company. Mr. Chang received his B.S. in Electrical Engineering from the National Taiwan University and his M.S. in Electrical Engineering from UCLA.

Tim Christoffersen was appointed as a director in August 2002. Mr. Christoffersen served as Chief Financial Officer of Monolithic Power Systems, Inc. (MPS), a semiconductor company, from June 2004 to April 2006, and served on MPS’s board of directors from March 2004 to July 2004. Mr. Christoffersen served as a financial consultant to technology companies from 1999 to 2004. Prior to that, Mr. Christoffersen served as Chief Financial Officer of NeoParadigm Labs, Inc. from 1998 to 1999 and as Chief Financial Officer of Chips & Technologies, Inc. from 1994 until its sale to Intel Corporation in 1998. Mr. Christoffersen was Executive Vice President, Director and Chief Operating Officer of Resonex, Inc. from 1991 to 1992. From 1986 to 1991, Mr. Christoffersen held several managerial positions with Ford Motor Company. Mr. Christoffersen is a Phi Beta Kappa graduate of Stanford University where he earned a B.A. in Economics. He also holds a Master’s degree in Divinity from Union Theological Seminary in New York City.

Jeffrey Diamond was appointed Chairman of the Board of Directors in July 2003, and has served as a director since April 2001. After our acquisition of Paradise Electronics, Inc. in May 1999, Mr. Diamond also served as an executive officer and as a consultant to Genesis through December 2000. Prior to that, he served as a director of Paradise from its inception in 1996 and as its Chief Executive Officer from September 1998 until May 1999. Mr. Diamond held senior management positions at Cirrus Logic, Inc. from April 1992 to March 1995. Mr. Diamond received his B.S. in Business Administration from the University of Illinois.

Robert H. Kidd was appointed as a director in August 2002. Mr. Kidd serves as President of Location Research Company of Canada Limited, a consulting company. Mr. Kidd also serves as a director of Hostopia.com (TSX: H), a provider of private-label wholesale hosting, email, and application services, and as Vice Chairman of Appleby College Foundation. Mr. Kidd served as Chief Financial Officer of Technology Convergence Inc. from 2000 to 2002, of Lions Gate Entertainment Corp. from 1997 to 1998, and of InContext Systems Inc. from 1995 to 1996. He served as Senior Vice President, Chief Financial Officer and Director of George Weston Limited from 1981 to 1995, as a partner of Thome Riddell, Chartered Accountants, a predecessor firm of KPMG LLP, from 1973 to 1981 and as a Lecturer in Finance, Faculty of Management Studies, University of Toronto, from 1971 to 1981. Mr. Kidd has served on several professional committees, including the Toronto Stock Exchange Investors & Issuers Advisory Committee from 1993 to 1998, the Canadian Institute of Chartered Accountants Emerging Issues Committee from 1992 to 1997 and the Canadian Securities Administrators Committee on Conflicts of Interest in Underwriting from 1994 to 1996. Mr. Kidd has a B. Commerce from the University of Toronto and an M.B.A. from York University. Mr. Kidd is a Fellow of the Institute of Chartered Accountants of Ontario.

Chandrashekar M. Reddy joined Genesis as a director upon its acquisition of Sage, Inc. in February 2002. He served as Vice Chairman and as Executive Vice President, Engineering of Genesis from February 2002 to November 2002. He served as Chairman of the Board of Directors and Chief Executive Officer of Sage from its inception in 1994 until its acquisition by Genesis in February 2002. Mr. Reddy served as the Chief Executive Officer of Athena Semiconductors, Inc., a wireless communications business, from December 2002 to October 2005 and as a member of its Board of Directors from January 2002 to October 2005, when it was acquired by Broadcom Corp. From 1986 to 1995, Mr. Reddy held several design and program management positions at Intel Corporation. Mr. Reddy also serves on the Board of Directors of Sonoros Corp., a privately held company. Mr. Reddy received an M.S. in Electrical Engineering from the University of Wisconsin, Madison and a B.S. in Electrical Engineering from the Indian Institute of Technology.

The Board of Directors, its Committees and Meetings

Board of Directors.  The Board of Directors held 26 meetings during the fiscal year ended March 31, 2007. Each director attended or participated telephonically in 75% or more of the aggregate of (i) the total number of the meetings of the Board of Directors (held during the period for which such director was a director) and (ii) the total number of meetings of all committees on which such director served (held during the period for which such director served as a committee member) during the fiscal year ended March 31, 2007.

A majority of the directors on the Company’s Board of Directors are independent within the meaning of the NASDAQ Stock Market, Inc. director independence standards, as currently in effect. The Board of Directors has determined that each of its current directors, except Elias Antoun, has no material relationship with Genesis and is independent. In addition, the independent members of the Board of Directors met numerous times during the fiscal year ended March 31, 2007.

Our Board of Directors has standing Compensation, Audit, Corporate Governance and Nominating Committees.

Compensation Committee.  The Compensation Committee reviews and evaluates the compensation and benefits of our officers, reviews general policy matters relating to compensation and benefits of our employees and makes recommendations concerning these matters to the Board of Directors. The Compensation Committee also administers our stock option plans and stock purchase plan. The Compensation Committee held 19 meetings during the fiscal year ended March 31, 2007.

For disclosure relating to our processes and procedures for the consideration and determination of executive compensation — See Compensation Discussion and Analysis — Determination of Compensation.

Currently, our Compensation Committee consists of Messrs. Diamond, Chang and Reddy, each of whom qualifies as “independent” in accordance with the published listing requirements of Nasdaq. Mr. Diamond serves as chairman of this committee. The current Compensation Committee charter is available at our Web site located at www.gnss.com.

Audit Committee.  Among other things, the Audit Committee reviews the scope and timing of audit services and any other services that our independent accountants are asked to perform, the auditors’ report on our consolidated financial statements following completion of their audit and our policies and procedures with respect to internal accounting and financial controls. The Audit Committee also reviews and approves any related party transactions. The Audit Committee approves, in advance, all permissible non-audit services provided by the company’s independent accountants.

Currently, our Audit Committee consists of Messrs. Christoffersen, Castor and Kidd. Mr. Kidd serves as chairman of this committee. The Audit Committee held 15 meetings during the fiscal year ended March 31, 2007. In addition to qualifying as “independent” in accordance with the published listing requirements of Nasdaq, each member of the Audit Committee qualifies as “independent” under special standards established by the SEC for members of audit committees. The Audit Committee also includes at least one independent member who is determined by the Board of Directors to meet the qualifications of an “audit committee financial expert” in accordance with SEC rules, including that the person meets the relevant definition of an independent director. The Board of Directors has determined that each of the current Audit Committee members is independent and an audit committee financial expert. Stockholders should understand that this designation is a disclosure requirement of the SEC related to the Audit Committee members’ experience and understanding with respect to certain accounting and auditing matters. The designation as an audit committee financial expert does not impose upon an Audit Committee member any duties, obligations or liability that are greater than are generally imposed on him as a member of the Audit Committee and the Board of Directors, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or the Board of Directors. The current Audit Committee charter is available at our Web site located at www.gnss.com.

Nominating Committee.  The Nominating Committee is responsible for seeking, screening and recommending for nomination candidates for election to the Board of Directors and appointments to the Board of Directors to fill any vacancies. In so doing, the Nominating Committee may evaluate, among other things:

•	The current size, composition and needs of the Board of Directors and its committees;

•	such factors as judgment, independence, character and integrity, area of expertise, diversity of experience, length of service, and potential conflicts of interest of candidates; and

•	such other factors as the Nominating Committee may consider appropriate.

These factors, and any other qualifications considered useful by the Nominating Committee, are reviewed in the context of an assessment of the perceived needs of the Board of Directors at a particular point in time. As a result, the priorities and emphasis of the Nominating Committee and of the Board of Directors may change from time to time to take into account changes in business and other trends, and the portfolio of skills and experience of current and prospective Board of Directors members. Therefore, the Nominating Committee has not established any specific minimum criteria or qualifications that a nominee must possess. The current Nominating Committee charter is available at our Web site located at www.gnss.com.

The Nominating Committee will evaluate candidates identified on its own initiative as well as candidates referred to it by other members of the Board of Directors, by our management, by stockholders who submit names to the Nominating Committee, or by other external sources. Since our last annual meeting in 2006, we have not employed a search firm or paid fees to other third parties in connection with seeking or evaluating Board of Directors nominee candidates. With regard to referrals from our stockholders, the Nominating Committee’s policy is to consider recommendations for candidates to the Board of Directors from stockholders holding not less than 1% of our outstanding common stock continuously for at least twelve months prior to the date of the submission of the recommendation. Candidates suggested by stockholders are evaluated using the same criteria as for other candidates. A stockholder that desires to recommend a candidate for election to the Board of Directors shall direct the recommendation in written correspondence by letter to Genesis Microchip Inc., attention of the Company’s Secretary, at our offices at 2525 Augustine Drive, Santa Clara, California 95054. Such notice must include the candidate’s name, home and business contact information, detailed biographical data, relevant qualifications, a signed letter from the candidate confirming willingness to serve, information regarding any relationships between the candidate and Genesis within the last three years, evidence of the required ownership of common stock by the recommending stockholder, and to the extent known by the stockholder, any relationships between the candidate and competitors, customers, suppliers and any other parties that might give rise to the appearance of a potential conflict of interest. Any stockholder who wishes to make a direct nomination for election to the Board of Directors at an annual or special meeting for the election of directors must comply with procedures set forth in our bylaws.

Currently, our Nominating Committee consists of Messrs. Diamond, Castor and Kidd, each of whom is “independent” in accordance with the published listing requirements of Nasdaq. Mr. Diamond serves as chairman of this committee. The Nominating Committee held two meetings during the fiscal year ended March 31, 2007.

The current Nominating Committee charter is available at our Web site located at www.gnss.com.

Corporate Governance Committee.  The Corporate Governance Committee oversees the Company’s disclosure controls and procedures, except for the financial reporting controls and procedures overseen by the Audit Committee, and recommends to the Board of Directors the adoption of any measures it deems advisable for the improvement of disclosure controls and procedures. Currently, our Corporate Governance Committee consists of Messrs. Christoffersen, Chang and Reddy. Mr. Christoffersen serves as chairman of this committee. The Corporate Governance Committee held two meetings during the fiscal year ended March 31, 2007. The current Corporate Governance Committee charter is available at our Web site located at www.gnss.com.

Corporate Governance

We believe transparent, effective, and accountable corporate governance practices are key elements of our relationship with our stockholders. To help our stockholders understand our commitment to this relationship and our governance practices, several of our key governance initiatives are summarized below.

Corporate Governance Guidelines.  Our Board of Directors has adopted Corporate Governance Guidelines which govern, among other things, Board member criteria (including limits on the number of boards upon which directors may serve), responsibilities, compensation and education, Board committee composition and charters, management succession, and Board self-evaluation. You can access these Corporate Governance Guidelines, along with other materials such as committee charters, on our Web site at www.gnss.com.

Code of Ethics.  We have adopted a code of ethics that applies to our principal executive officer and all members of our finance department, including the principal financial officer and principal accounting officer. This “Code of Ethics — Financial”, as well as our “Code of Business Conduct and Ethics”, which applies to all employees generally, are posted on our Website. The Internet address for our Web site is www.gnss.com, and both codes may be found as follows:

1. From our main Web page, first click on “Investors.”

2. Next, click on “Corporate Governance.”

3. Finally, click on “Code of Business Conduct and Ethics” or “Code of Ethics — Financial.”

We intend to satisfy the disclosure requirement under Item 5.05(c) of Form 8-K regarding certain amendments to, or waivers from, a provision of this code of ethics by posting such information on our Web site, at the address and location specified above, within four business days of such amendment or waiver.

Director attendance at annual meetings.  Genesis does not have a formal policy regarding the attendance of its directors at annual or special meetings of stockholders, but the Company encourages directors to attend such meetings. Of the two directors elected at the September 12, 2006 annual meeting and the five continuing directors who were not up for re-election at that meeting, all seven directors attended that meeting.

Director continuing education.  Pursuant to our Corporate Governance Guidelines, Genesis encourages the directors to attend appropriate continuing education classes every two years. During the last two years, each member of our Board of Directors attended a director education program endorsed by Institutional Shareholder Services.

Compensation of Directors

In fiscal 2007, directors who were not our employees received $5,000 per quarter as a retainer, $1,000 for each meeting of the Board of Directors or committee thereof attended in person and $500 for each meeting attended by teleconference. Non-employee chairmen of committees received an additional retainer of $1,250 per quarter for serving as a committee chairman, other than the chairman of the Audit Committee who received an additional quarterly retainer of $2,500. Directors who are our employees receive no separate compensation for services rendered as a director. In addition, all directors are reimbursed for reasonable expenses incurred in order to attend meetings.

In fiscal 2007, the Board of Directors formed a special purpose subcommittee focusing on corporate strategy. Members of the subcommittee received $1,000 for each subcommittee meeting attended in person and $500 for each meeting attended by teleconference.

Upon first joining the Board of Directors, non-employee directors received options to purchase a total of 25,000 shares of our common stock, vesting over 36 months.

Grants were also made annually on the first day of the month following our annual meeting of stockholders. Each non-employee director received an option to purchase 10,000 shares of our common stock, plus additional options to purchase 2,500 shares of our common stock for each committee on which the director serves. The options were granted with an exercise price equal to the closing price of our stock on the date of the grant and vest over twelve months. The automatic annual option grants were made on October 1, 2006 at an exercise price of $11.77 per share. No other stock option grants were made to non-employee directors in fiscal 2007.

Awards granted to our non-employee directors will vest in full upon consummation of any change of control transaction.

The following table summarizes the retainers and attendance fees and the number of stock option grants that were made to our non-employee directors, in their capacity as non-employee directors, during fiscal 2007:

FISCAL YEAR 2007 DIRECTOR COMPENSATION TABLE

	Fees Earned or	Option
	Paid in Cash	Awards	All Other
Name	($)(1)	($)(2)	Compensation($)	Total($)

Jon Castor(3)	54,500	188,171	0	242,671
Chieh Chang(4)	56,000	188,171	0	244,171
Tim Christoffersen(5)	57,000	136,716	0	193,716
Jeffrey Diamond(6)	72,000	136,716	0	208,716
Robert H. Kidd(7)	57,500	136,716	0	194,216
Chandrashekar M. Reddy	59,250	119,434	0	178,684

(1)	Shows amounts through March 31, 2007.

(2)	This column reflects the dollar amount of option awards recognized in accordance with FAS 123R for financial statement reporting purposes for the fiscal year ended March 31, 2007 disregarding forfeiture assumption of $5,055. The assumption used to calculate the numbers in this column are set forth under Note 9 of the Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K/A for the fiscal year ended March 31, 2007.

(3)	Mr. Castor held options to purchase 43,000 shares outstanding at fiscal year end. The grant date fair value of the options to purchase 15,000 shares of our common stock that were granted to each non-employee director in fiscal 2007 was $94,208, as computed in accordance with FAS 123R.

(4)	Mr. Chang held options to purchase 53,000 shares outstanding at fiscal year end. The grant date fair value of the options to purchase 15,000 shares of our common stock that were granted to each non-employee director in fiscal 2007 was $94,208, as computed in accordance with FAS 123R.

(5)	Mr. Christoffersen held options to purchase 65,500 shares outstanding at fiscal year end. The grant date fair value of the options to purchase 15,000 shares of our common stock that were granted to each non-employee director in fiscal 2007 was $94,208, as computed in accordance with FAS 123R.

(6)	Mr. Diamond held options to purchase 115,500 shares outstanding at fiscal year end. The grant date fair value of the options to purchase 15,000 shares of our common stock that were granted to each non-employee director in fiscal 2007 was $94,208, as computed in accordance with FAS 123R.

(7)	Mr. Kidd held options to purchase 70,500 shares outstanding at fiscal year end. The grant date fair value of the options to purchase 15,000 shares of our common stock that were granted to each non-employee director in fiscal 2007 was $94,208, as computed in accordance with FAS 123R.

(8)	Mr. Reddy held options to purchase 67,167 shares outstanding at fiscal year end. The grant date fair value of the options to purchase 15,000 shares or our common stock that were granted to each non-employee director in fiscal 2007 was $94,208, as computed in accordance with FAS 123R.

On July 24, 2007, the Board of Directors approved a new compensation arrangement for directors who are not our employees. The new arrangement went into effect for our current non-employee directors on July 25, 2007 and is effective for new non-employee directors upon the date they join the Board of Directors.

We will continue our previous arrangement of paying non-employee directors $5,000 per quarter as a retainer, $1,000 for each meeting of the Board of Directors or committee thereof attended in person, and $500 for each meeting of the Board of Directors or committee thereof attended by teleconference. We also continue to reimburse all non-employee directors for reasonable expenses to attend meetings.

Under the new compensation arrangement, the chairman of the Board of Directors also receives $3,750 per quarter, the chairman of the Audit Committee also receives $5,000 per quarter, the chairman of the Compensation Committee also receives $2,500 per quarter, the chairman of the Nominating Committee also receives $1,250 per quarter, and the chairman of the Governance Committee also receives $1,250 per quarter. Excluding the chairman of each committee, each director who serves on the Audit Committee also receives $2,000 per quarter, each director who serves on the Compensation Committee also receives $1,250 per quarter, each director who serves on the Nominating Committee also receives $750 per quarter, and each director who serves on the Governance Committee also receives $750 per quarter.

Under the new compensation arrangement, non-employee directors no longer receive option grants for serving on or chairing committees.

Pursuant to our 2007 Equity Incentive Plan (the “2007 Plan”), upon first joining the Board of Directors, non-employee directors will receive a grant of 16,000 restricted stock units (“RSUs”) pursuant to the 2007 Plan, which will vest annually over three years, with 1/3 vesting after each year of service. Grants of RSUs to existing non-employee directors also will be made annually on the first day of the month following each annual meeting of our stockholders. Each non-employee director will receive an annual grant of 8,000 RSUs pursuant to the 2007 Plan, which will vest after one year of service.

The members of our Compensation Committee during the fiscal year ended March 31, 2007 were Messrs. Diamond, Chang and Reddy. At no time since our formation have any of the members of our Compensation Committee served as our officers or employees or as officers or employees of any of our subsidiaries, except for Mr. Diamond and Mr. Reddy as described in their biographies on page I-4. No interlocking relationship exists between our Board of Directors or its Compensation Committee and the board of directors or compensation committee of any other company, nor did any interlocking relationships exist during the past fiscal year.

Executive Officers of the Company

The following information indicates the name, position and age of the executive officers of the Company at December 14, 2007 and their employment history during the past five years.

Name	Age	Position

Elias Antoun	51	President, Chief Executive Officer and Director
Rick Martig(1)	45	Chief Financial Officer and Senior Vice President, Finance
Michael Healy(2)	46	Chief Financial Officer and Senior Vice President, Finance
Behrooz Yadegar(3)	47	Senior Vice President, Product Development
Hildy Shandell(4)	51	Senior Vice President, Corporate Development
Anders Frisk(5)	52	Executive Vice President
Ernest Lin	53	Senior Vice President, Worldwide Sales
Jeffrey Lin(6)	35	General Counsel
Ava Hahn(7)	34	Associate General Counsel and Secretary
Linda Millage(8)	47	Interim Principal Accounting Officer

(1)	On November 1, 2007, Rick Martig joined the Company.

(2)	On May 16, 2007, Michael Healy terminated employment.

(3)	On May 16, 2006, Behrooz Yadegar joined the company.

(4)	On September 12, 2006, Hildy Shandell joined the company.

(5)	On July 31, 2007, Anders Frisk terminated employment.

(6)	On June 8, 2007, Jeffrey Lin was appointed Secretary of the company.

(7)	On June 12, 2007, Ava Hahn terminated employment.

(8)	On May 1, 2007, Linda Millage assumed the duties of Interim Principal Accounting Officer and on November 30, 2007, Linda Millage resigned from the position of Interim Principal Accounting Officer.

Elias Antoun has served as President and Chief Executive Officer since November 2004. Prior to his appointment, Mr. Antoun served as the President and Chief Executive Officer of Pixim, Inc., an imaging solution provider for the video surveillance market, between March 2004 and November 2004. From February 2000 to August 2003, Mr. Antoun served as the President and Chief Executive Officer of MediaQ, Inc., a mobile handheld graphics IC company acquired by NVIDIA Corporation in August 2003. From January 1991 to February 2000, Mr. Antoun held a variety of positions with LSI Logic Corporation, most recently serving as Executive Vice President of the Consumer Products Division from 1998 until his departure in January 2000. Mr. Antoun served as a Director of HPL Technologies, Inc. from August 2000 to December 2005, and as Chairman of the Board of Directors of HPL Technologies, Inc. from July 2002 to December 2005.

Rick Martig joined Genesis in November 2007 as Chief Financial Officer and Senior Vice President of Finance. Previously, Mr. Martig spent twelve years at Xilinx, Inc., a worldwide leader in field programmable gate array (FPGA) solutions. Most recently at Xilinx, he served as Senior Director of Corporate Finance and managed its worldwide accounting operations in San Jose, Dublin and Singapore. In this role, he was responsible for corporate accounting, financial planning and analysis and external reporting. Mr. Martig also led the implementation of SOX 404 and the creation of an internal compliance organization. From 1997 to 2003 at Xilinx, Mr. Martig was Business Unit Operations Controller. Prior to Xilinx, Mr. Martig worked from 1990 to 1995 at Spectra Physics Lasers, where he served in various roles including Plant Controller and Treasury Manager. Previously, Mr. Martig was a General Accounting Manager at Bonsu — Microamerica from 1985 to 1990. He is a graduate of the University of Santa Clara with a BS degree in finance and holds an MBA from St. Mary’s College.

Behrooz Yadegar joined Genesis in May 2006 as Senior Vice President, Product Development. Prior to joining Genesis, Mr. Yadegar served as the Vice President of Engineering and Operations for Cortina Systems Inc., a global communications supplier of port connectivity solutions to the networking and telecommunications sector, from March

2004 to April 2006. From October 2000 to August 2003, Mr. Yadegar was the Senior Vice President of Engineering and Operations at MediaQ, Inc., which was acquired by NVIDIA in 2003. Previously, Mr. Yadegar held senior technical management positions at Silicon Graphics, MIPS and Intel. Mr. Yadegar holds B.S. and M.S. degrees in electrical engineering from the University of Missouri.

Hildy Shandell joined Genesis in September 2006 as Senior Vice President, Corporate Development. Prior to joining Genesis, Ms. Shandell was the Vice President of Corporate Development at Broadcom Corporation, a broadband communications semiconductor company, from September 2002 until September 2006. From January 1999 until May 2002, Ms. Shandell was with 3Dlabs Inc., a developer of graphics semiconductors, where she was most recently Chief Operating Officer. From January 1995 until January 1999, Ms. Shandell was Of Counsel with Skadden, Arps, Slate, Meagher & Flom. From April 1994 until January 1999, Ms. Shandell also served as managing director of The Renaissance Fund, a private equity fund focused on high technology and infrastructure investments related to Israel. Prior to that, Ms. Shandell was a partner at Fulbright & Jaworski. Ms. Shandell holds a B.A. degree in Sociology and Government from Lehigh University and a J.D. from Temple University School of Law.

Ernest Lin has served as Senior Vice President, Worldwide Sales since January 2005. Prior to joining Genesis, Mr. Lin served as vice president of global sales at NeoMagic Corporation from December 2001 to December 2004. Prior to then, Mr. Lin served as executive vice president of business operations for LinkUp System Corporation from September 1997 until its acquisition by NeoMagic in December 2001. Additionally, Mr. Lin was instrumental in building Cirrus Logic’s business in the Asia Pacific region. During his 12 year tenure at Cirrus Logic, he held several executive management, sales and engineering positions, including vice president, Asia Pacific Sales. Mr. Lin holds an MBA from Santa Clara University, a Master’s degree in computer science from the University of Utah and a BSEE from the National Taiwan University in Taipei, Taiwan.

Jeffrey Lin joined Genesis in September 2004 and has served as General Counsel since August 2005. Mr. Lin was appointed Secretary in June 2007. Prior to joining Genesis, from June 1999 to August 2004, Mr. Lin was an associate with Wilson Sonsini Goodrich & Rosati, P.C., where he focused on technology transactions for private and public companies. Prior to that, Mr. Lin was an attorney at the Federal Trade Commission, where he worked on antitrust matters in the microprocessor industry. Mr. Lin holds a B.S. from the University of Michigan and a J.D. from UCLA School of Law.

Linda Millage joined Genesis Microchip in May 2006 as Director of Corporate Finance. On May 1, 2007, Ms. Millage assumed the duties of Interim Principal Accounting Officer and on November 30, 2007 Ms. Millage resigned from that position. Additionally, Ms. Millage currently serves as the Company’s Senior Director of Finance and Worldwide Corporate Controller, a position she has held since January 2007. From August 2000 to May 2006, Ms. Millage served in various finance roles, including interim CFO, Corporate Controller and Director of External Reporting, for SMTC Corporation, a U.S. publicly-held provider of advanced electronic manufacturing services.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of March 31, 2007 about our common stock that may be issued upon the exercise of options, warrants and rights under our 1997 Employee Stock Purchase Plan as well as our seven stock option plans: the 1997 Employee Stock Option Plan, the 1997 Non-Employee Stock Option Plan, the 2000 Non-Statutory Stock Option Plan, the 2001 Non-Statutory Stock Option Plan, the 1997 Paradise Electronics, Inc. 1997 Stock Option Plan, the Sage, Inc. Second Amended and Restated 1997 Stock Option Plan, and the 2003 Stock Plan.

The Paradise Electronics, Inc. 1997 Stock Option Plan and the Sage, Inc. Second Amended and Restated 1997 Stock Option Plan, under which we do not grant any new options, were assumed upon our acquisitions of other companies. Our stockholders have not formally approved our 2000 Non-Statutory Stock Option Plan, although they approved an amendment to that plan at the September 14, 2000 annual meeting. Our stockholders have not approved our 2001 Non-Statutory Stock Option Plan or our 2003 Stock Plan. Our stockholders have approved all other plans.

			Number of
			Securities
			Available for
	Number of	Weighted-	Issuance Under
	Securities to be	Average	Equity
	Issued Upon	Exercise	Compensation
	Exercise of	Price of	Plans
	Outstanding	Outstanding	(Excluding
	Options,	Options,	Securities
	Warrants and	Warrants	Reflected in the
Plan Name and Type	Rights	and Rights($)	First Column)

Equity compensation plans approved by stockholders
1997 Employee Stock Purchase Plan*(1)	N/A	N/A	215,085
1997 Employee Stock Option Plan(2)(3)	2,100,310	13.71	1,855,849
1997 Non-Employee Stock Option Plan	160,480	14.25	69,675
Equity compensation plans not formally approved by stockholders
2000 Non-Statutory Stock Option Plan(3)	2,664,685	15.22	1,475,278
2001 Non-Statutory Stock Option Plan(2)	260,864	21.97	106,901
2003 Stock Plan(2)	865,000	17.15	118,750
Equity compensation plans assumed on acquisitions
Paradise Electronics, Inc. 1997 Stock Option Plan	557	0.66	—
Sage, Inc. Second Amended and Restated 1997 Stock Option Plan(2)	301,871	23.15	—

*	The number of securities to be issued upon exercise of outstanding rights under the 1997 Employee Stock Purchase Plan and the weighted average exercise price of those securities is not determinable. The 1997 Employee Stock Purchase Plan provides that shares of our common stock may be purchased at a per share price equal to 85% of the fair market value of the common stock on the beginning of the offering period or a purchase date applicable to such offering period, whichever is lower. The closing price per share of our common stock on the Nasdaq Global Market on June 29, 2007 (the last trading day of the most recent offering period) was $9.36.

(1)	Under this plan, the number of shares which may be issued is subject to an annual increase to be added on each anniversary date of the adoption of the plan equal to the lesser of (i) the number of shares needed to restore the maximum aggregate number of shares available for sale under the plan to 500,000 shares, or (ii) a lesser amount determined by the Board.

(2)	This plan explicitly permits repricing of options granted under the plan.

(3)	Under this plan, the number of shares which may be issued is subject to an annual increase to be added on the first day of each fiscal year equal to the lesser of (i) 2,000,000 shares, (ii) 3.5% of the outstanding shares of common stock on such date or (iii) an amount determined by the Board.

Summaries of the stock option plans not formally approved by our stockholders are as follows:

2000 Non-Statutory Stock Option Plan

Purpose

The purposes of the plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of our business.

Administration

The plan provides for administration by our Board of Directors or a committee appointed by the Board of Directors and is currently administered by the Compensation Committee of the Board of Directors. All questions of interpretation or application of the plan are determined by the Board of Directors or its appointed committee, and its decisions are final and binding upon all participants. Directors receive no additional compensation for their services in connection with the administration of the plan.

Eligibility to Participate in the Plan

Nonstatutory stock options and stock appreciation rights may be granted to our employees, consultants and directors, and to employees and consultants of our parent or subsidiary companies.

Number of Shares Covered by the Plan

The aggregate number of shares of common stock authorized for issuance under the plan is 1,500,000 shares.

Awards Permitted Under the Plan

The plan authorizes the granting of nonstatutory stock options and stock appreciation rights only.

Terms of Options

The plan’s administrator determines the exercise price of options granted under the plan and the term of those options. The options that are currently outstanding under the plan vest and become exercisable over periods of from one to four years beginning on the grant date. Payment of the exercise price may be made by cash, check, promissory note, other shares of our common stock, cashless exercise, any other form of consideration permitted by applicable law or any combination of the foregoing methods of payment. Options may be made exercisable only under the conditions the Board of Directors or its appointed committee may establish. If an optionee’s employment terminates for any reason, the option remains exercisable for a period fixed by the plan administrator up to the remainder of the option’s term; if a period is not fixed by the plan administrator, the exercise period is three (3) months, or twelve (12) months in the case of death or disability.

Terms of Stock Appreciation Rights

The plan’s administrator is able to grant stock appreciation rights, which are the rights to receive the appreciation in fair market value of common stock between the exercise date and the date of grant. We can pay the appreciation in either cash or shares of common stock. Stock appreciation rights will become exercisable at the times and on the terms established by the plan administrator, subject to the terms of the plan. The plan administrator, subject to the terms of the plan, has complete discretion to determine the terms and conditions of stock appreciation rights granted under the plan, provided, however, that the exercise price will not be less than 100% of the fair market value of a share on the date of grant.

Capital Changes

In the event of any changes in our capitalization, such as stock splits or stock dividends, resulting in an increase or decrease in the number of shares of common stock, effected without receipt of consideration by us, appropriate adjustment will be made by us in the number of shares available for future grant and in the number of shares subject to previously granted but unexercised options.

Dissolution or Liquidation

In the event of the proposed dissolution or liquidation of our Company, the award holders will be notified of such event, and the plan administrator may, in its discretion, permit each award to fully vest and be exercisable until ten (10) days prior to such event, at which time the awards will terminate.

Merger, Asset Sale or Change of Control

With respect to options granted on or before October 16, 2001 (unless the optionees have consented otherwise), in the event of a merger of our Company with or into another corporation, or any other capital reorganization in which more than fifty percent (50%) of the outstanding voting shares of the Company are exchanged (other than a reorganization effected solely for the purpose of changing the situs of the Company’s incorporation), each outstanding option under the plan will fully vest and be exercisable for a period of ten (10) days prior to the closing of such transaction, and the unexercised options will terminate prior to the closing of such transaction.

With respect to options granted after October 16, 2001 (as well as certain options granted before such date, with the consent of the optionees) and stock appreciation rights, in the event of a merger or proposed sale of all or substantially all of the assets of our Company, each outstanding award under the plan will be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of the successor corporation. In the event the successor corporation refuses to assume or substitute outstanding awards, the plan administrator will notify each optionee that his or her options will vest and be exercisable for a period of twenty (20) days from the date of such notice, and the unexercised awards will terminate upon the expiration of such period. In addition, awards granted to our non-employee directors will vest in full upon consummation of any such transaction.

Nonassignability

Awards may not be assigned or transferred for any reason (other than upon death), except that the plan administrator may permit awards to be transferred during the optionee’s lifetime to members of the optionee’s immediate family or to trusts, LLCs or partnerships for the benefit of such persons.

Amendment and Termination of the Plan

The plan provides that the Board of Directors may amend or terminate the plan without stockholder approval, but no amendment or termination of the plan or any award agreement may adversely affect any award previously granted under the plan without the written consent of the optionee.

Certain United States Federal Income Tax Information

An optionee generally will not recognize any taxable income at the time he or she is granted a non-statutory stock option with an exercise price equal to the fair market value of the underlying stock on the date of grant. However, upon its exercise, the optionee will recognize ordinary income generally measured as the excess of the then fair market value of the shares purchased over the purchase price. Any taxable income recognized in connection with an option exercise by one of our employees is subject to tax withholding by us. Upon resale of such shares by the optionee, any difference between the sales price and the optionee’s purchase price, to the extent not recognized as taxable income as described above, will be treated as long-term or short-term capital gain or loss, depending on the holding period.

No taxable income is reportable when a stock appreciation right with an exercise price equal to the fair market value of the underlying stock on the date of grant is granted to an optionee. Upon exercise, the optionee will recognize ordinary income in an amount equal to the amount of cash received and the fair market value of any shares received. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss. Generally, we will be entitled to a tax deduction in the same amount as the ordinary income realized by the optionee with respect to shares acquired upon exercise of an award.

The foregoing is only a summary of the effect of federal income taxation upon the optionee and us with respect to the grant and exercise of options and stock appreciation rights granted under the plan and does not purport to be complete. In addition, the summary does not discuss the tax consequences of an optionee’s death or the income tax laws of any state or foreign country in which the optionee may reside.

2001 Non-Statutory Stock Option Plan

Purpose

The purposes of the plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants and to promote the success of our business.

Administration

The plan provides for administration by our Board of Directors or a committee appointed by the Board of Directors and is currently administered by the Compensation Committee of the Board of Directors. All questions of interpretation or application of the plan are determined by the Board of Directors or its appointed committee, and its decisions are final and binding upon all participants. Directors receive no additional compensation for their services in connection with the administration of the plan.

Eligibility to Participate in the Plan

Nonstatutory stock options may be granted to our employees, consultants and directors.

Number of Shares Covered by the Plan

The aggregate number of shares of common stock authorized for issuance under the plan is 1,000,000 shares.

Awards Permitted Under the Plan

The plan authorizes the granting of nonstatutory stock options only.

Terms of Options

The plan’s administrator determines the exercise price of options granted under the plan and the term of those options. The options that are currently outstanding under the plan vest and become exercisable over periods of two to four years beginning on the grant date. Payment of the exercise price may be made by cash, check, promissory note, other shares of our common stock, cashless exercise, a reduction in the amount of any Company liability to the optionee, any other form of consideration permitted by applicable law or any combination of the foregoing methods of payment. Options may be made exercisable only under the conditions the Board of Directors or its appointed committee may establish. If an optionee’s employment terminates for any reason, the option remains exercisable for a period fixed by the plan administrator up to the remainder of the option’s term; if a period is not fixed by the plan administrator, the exercise period is three (3) months, or twelve (12) months in the case of death or disability.

Capital Changes

In the event of any changes in our capitalization, such as stock splits or stock dividends, resulting in an increase or decrease in the number of shares of common stock, effected without receipt of consideration by us, appropriate adjustment will be made by us in the number of shares available for future grant and in the number of shares subject to previously granted but unexercised options.

Dissolution or Liquidation

In the event of the proposed dissolution or liquidation of our Company, the option holders will be notified of such event, and the plan administrator may, in its discretion, permit each option to fully vest and be exercisable until ten (10) days prior to such event, at which time the options will terminate.

Merger, Asset Sale or Change of Control

In the event of a merger or proposed sale of all or substantially all of the assets of our Company, each outstanding option under the plan will be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of the successor corporation. In the event the successor corporation refuses to assume or substitute outstanding options, the plan administrator will notify each optionee that his or her options will vest and be exercisable for a period of fifteen (15) days from the date of such notice, and the unexercised options will terminate upon the expiration of such period. In addition, awards granted to our non-employee directors will vest in full upon consummation of any such transaction.

Nonassignability

Options may not be assigned or transferred for any reason (other than upon death), except that the plan administrator may permit options to be transferred during the optionee’s lifetime upon such terms and conditions as the administrator deems appropriate.

Amendment and Termination of the Plan

The plan provides that the Board of Directors may amend or terminate the plan without stockholder approval, but no amendment or termination of the plan or any award agreement may adversely affect any award previously granted under the plan without the written consent of the optionee.

Certain United States Federal Income Tax Information

An optionee generally will not recognize any taxable income at the time he or she is granted a non-statutory stock option. However, upon its exercise, the optionee will recognize ordinary income generally measured as the excess of the then fair market value of the shares purchased over the purchase price. Any taxable income recognized in connection with an option exercise by one of our employees is subject to tax withholding by us. Upon resale of such shares by the optionee, any difference between the sales price and the optionee’s purchase price, to the extent not recognized as taxable income as described above, will be treated as long-term or short-term capital gain or loss, depending on the holding period.

Generally, we will be entitled to a tax deduction in the same amount as the ordinary income realized by the optionee with respect to shares acquired upon exercise of the nonstatutory stock option.

The foregoing is only a summary of the effect of federal income taxation upon the optionee and us with respect to the grant and exercise of options granted under the plan and does not purport to be complete. In addition, the summary does not discuss the tax consequences of an optionee’s death or the income tax laws of any state or foreign country in which the optionee may reside.

2003 Stock Plan

In October 2003, the Board of Directors approved the 2003 Stock Plan. The plan provides for the grant of non-statutory stock options, stock purchase rights, restricted stock, stock appreciation rights, performance shares, and performance units, to newly hired employees as a material inducement to their decision to enter into our employ.

Awards under the plan may not be granted to individuals who are former employees or directors of ours, except that a former employee who is returning to our employ following a bona-fide period of non-employment by us may receive awards under the plan. Our Board of Directors or a committee appointed by the Board of Directors administers the Plan and controls its operation. However, all awards under the plan must be approved by either a majority of our independent directors, or approved by a committee comprised of a majority of independent directors.

The Board of Directors or a committee appointed by the Board of Directors determines, on a grant-by-grant basis, the term of each option, when options granted under the plan will vest and may be exercised, the exercise price of each option, and the method of payment of the option exercise price. After a participant’s termination of service with us, the vested portion of his or her option will generally remain exercisable for the period of time stated

in the option agreement. If a specified period of time is not stated in the option agreement, the option will remain exercisable for three months following a termination for reasons other than death or disability, and for one year following a termination due to death or disability, in each case subject to the original term of the option. The Board of Directors or a committee appointed by the Board of Directors also determines the terms and conditions of restricted stock awards (shares that vest in accordance with the terms and conditions established by the Board of Directors or a committee appointed by the Board of Directors), stock purchase rights (rights to purchase shares of our common stock, and such shares are generally restricted stock), stock appreciation rights (the right to receive the appreciation in fair market value of our common stock between the exercise date and the date of grant), and performance shares and/or units (awards that will result in a payment to a participant only if the performance goals or other vesting criteria established by the Board of Directors or a committee appointed by the Board of Directors are achieved or the awards otherwise vest).

In the event we experience a change in control, each outstanding option, stock purchase right and stock appreciation right will be assumed or substituted for by the successor corporation (or a parent or subsidiary of such successor corporation). If such awards are not so assumed or substituted, the Board of Directors or a committee appointed by the Board of Directors will notify participants that their options, stock purchase rights, and stock appreciation rights will be exercisable as to all of the shares subject to the award for a period of time determined by the Board of Directors or a committee appointed by the Board of Directors in its sole discretion, and that the award will terminate upon the expiration of such period. In addition, in the event we experience any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares or other securities, or other change in our corporate structure affecting the shares occurs, the Administrator, in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the plan may make appropriate adjustments to outstanding awards and to the shares available for issuance under the plan.

There are 1,000,000 shares of our common stock reserved under the Plan, and as of March 31, 2007, 119,000 shares remain for future issuance. By its terms, the plan will automatically terminate in 2013, unless earlier terminated by the Board of Directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows information regarding the beneficial ownership of the Company’s Common Stock as of December 14, 2007 by the following individuals or groups:

•	each of our current directors, as well as our Chief Executive Officer, former Chief Financial Officer and our other three most highly compensated executive officers who were executive officers during the fiscal year ended March 31, 2007;

•	all of our current directors and named executive officers as a group; and

•	all persons known to us to be beneficial owners of more than five percent (5%) of our outstanding stock.

The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act and the information is not necessarily indicative of beneficial ownership for any other purpose. Under Rule 13d-3, beneficial ownership includes any shares over which the individual or entity has voting power or investment power and any shares that the individual has the right to acquire within 60 days of December 14, 2007 through the exercise of any vested stock options or vested restricted stock units. Unless indicated, each person or entity either has sole voting and investment power over the shares shown as beneficially owned or shares those powers with his spouse.

The number of options and restricted stock units exercisable within sixty (60) days of December 14, 2007 is shown in the first column of the table and is included in the total number of shares of common stock beneficially owned shown in the second column. The percentage of shares beneficially owned is computed on the basis of 38,016,523 shares of common stock outstanding on December 14, 2007. Unless otherwise indicated, the principal address of each stockholder listed below is c/o Genesis Microchip Inc., 2525 Augustine Drive, Santa Clara, California 95054.

	Stock Beneficially	Percentage
Name and Address	Owned	Ownership

Blackrock, Inc.(1)	2,194,196	5.8
Elias Antoun	441,474	1.2
Michael Healy(2)(6)	5,201	*
Rick Martig	−	*
Behrooz Yadegar	35,906	*
Hildy Shandell	35,102	*
Raphael Mehrbians(3)(6)	11,773	*
Tzoyao Chan(4)(6)	16,690	*
Anders Frisk(5)(6)	3,273	*
Jon Castor	43,000	*
Chieh Chang	66,737	*
Tim Christoffersen	65,500	*
Jeffrey Diamond	130,054	*
Robert H. Kidd	70,500	*
Chandrashekar M. Reddy	198,722	*
All current directors and executive officers as a group (13 persons)(7)	1,123,932	3.0

*	Less than 1% of the outstanding shares of our common stock. The table is based upon information supplied by executive officers, directors and principal stockholders.

(1)	Based on information contained in a Schedule 13G filed on October 10, 2007.

(2)	Terminated employment May 16, 2007.

(3)	Terminated employment October 31, 2006.

(4)	Terminated employment July 31, 2006.

(5)	Terminated employment July 31, 2007.

(6)	Total number of shares of common stock beneficially owned based on information available as of termination date.

(7)	Includes 14,554 shares owned by Diamond Family Trust, a trust established for the benefit of Mr. Diamond and his family.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers, directors and any person who owns more than ten percent (10%) of our shares of common stock to file reports of ownership on Forms 3, 4 and 5 with the SEC and with us. Based on our review of copies of forms and written representations, we believe that all of our officers, directors and greater than ten percent (10%) stockholders complied with all filing requirements applicable to them for the year ended March 31, 2007, except as follows: (1) on May 3, 2006, a Form 4 was filed for Anders Frisk which omitted to state that Mr. Frisk was the beneficial owner of 2,581 shares of our common stock, which such omission was corrected in an amendment to the Form 4 filed on July 17, 2006, and (2) on May 30, 2006, Ava Hahn was granted an option to purchase 5,000 shares of common stock, which such grant was first reported on a Form 4 filed June 8, 2006.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In March 2006, Genesis made an equity investment in Mobilygen Corp., and Elias Antoun, our president and CEO, joined Mobilygen’s Board of Directors.

In March 2006, we entered into a cross-licensing agreement with Mobilygen Corp., a privately held company that is developing H.264 and other video codec solutions for mobile devices. The agreement will give both companies access to certain technologies for select markets and enables them to jointly define future products to complement existing product portfolios.

The investment in Mobilygen is recorded within other long term assets. No financial transactions were undertaken with Mobilygen during the year ended March 31, 2007.

See the disclosure under the caption entitled “Compensation Discussion and Analysis — Change of Control and Severance Benefits and Employment Agreements” beginning on page I-30.

Prior to assuming the duties of Interim Principal Accounting Officer on May 1, 2007, Linda Millage was enrolled in the Company’s Employee Stock Purchase Plan Loan Program (the “Loan Program”), which is available to non-executive employees who are participants in the Employee Stock Purchase Plan. Under the Loan Program, a participant receives a loan from Genesis each pay period in an amount equal to the participant’s Employee Stock Purchase Plan contribution for that pay period. Ms. Millage has ceased participating in the Loan Program, and all amounts loaned to Ms. Millage under the Loan Program were repaid.

Our Audit Committee Charter states that the Audit Committee is responsible for reviewing and approving in advance, any proposed related party transactions. In addition, our Code of Conduct and Business Ethics prohibits conflicts of interest. The code does not distinguish between potential conflict of interest transactions involving directors or executive officers and those involving other employees. It notes that all covered persons are expected to avoid conflicts of interest. The code provides some examples of activities that could involve conflicts of interest, including aiding our competitors, involvement with any business that does business with us or seeks to do so, owning a significant financial interest in a competitor or a business that does business with us or seeks to do so, soliciting or accepting payments or other preferential treatment from any person that does business with us or seeks to do so, taking personal advantage of corporate opportunities and transacting company business with a family member. Further, all related party transactions must be approved in advance by our Audit Committee. The code does not expressly set forth the standards that would be applied in reviewing, approving or ratifying transactions in which our directors, executive officers or stockholders have a material interest. We expect that any such transaction would be approved only if our Audit Committee concluded in good faith that it was in our interest to proceed with it.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Compensation Program Objectives and Philosophy

The Compensation Committee of our Board of Directors oversees the design and administration of our executive officer compensation program. Our Compensation Committee’s philosophy in structuring and administering our executive officer compensation program is to maximize stockholder value over time by closely aligning the interests of the executive officers with those of our stockholders. To achieve this goal of maximizing stockholder value over time, the primary objectives of our executive officer compensation program are to:

•	Offer compensation opportunities that attract and retain executives whose abilities are critical to our long-term success;

•	Motivate executives to perform at their highest level and reward outstanding achievement;

•	Maintain a significant portion of the executive’s total compensation at risk, tied to achievement of financial, organizational and management performance goals; and

•	Encourage executives to manage from the perspective of owners with an equity stake in Genesis.

Determination of Compensation

Our Compensation Committee, in conjunction with our CEO and our Vice President, Human Resources, reviews at least annually our executive officers’ compensation levels to determine whether they provide adequate incentives and motivation to our executive officers. The Compensation Committee determines executive compensation based on an evaluation of the responsibilities, experience and performance levels of each individual executive officer as well as an evaluation of our overall effectiveness in attracting and retaining executives under our current business circumstances. For example, as further described in the “Risk Factors” section of our Annual Report on Form 10-K/A for the year ended March 31, 2007, Genesis has recently experienced significant turnover in its senior management team. The Compensation Committee considers executive retention and risks associated with management turnover among other factors in determining executive compensation. To help ensure that the levels of executive compensation determined by the Compensation Committee are effective in retaining and motivating our executive officers, the Compensation Committee also reviews compensation levels of comparable executive officers in other similarly situated companies with which we compete for talent. Our Compensation Committee’s most recent review occurred in late 2006 and early 2007, when our Compensation Committee retained an independent compensation consultant, Compensia, to assist it in evaluating our compensation practices and philosophy and to assist it in developing and implementing our executive compensation program. We paid Compensia $164,587 in fiscal 2007, approximately $75,000 of which related to consulting for our executive compensation program, with the balance primarily related to consulting for the 2007 Equity Incentive Plan, 2007 Employee Stock Purchase Plan and the Exchange Program. The Compensation Committee has sole authority for retaining and terminating compensation consultants.

Our compensation consultant developed a competitive peer group based on input from the Company and performed an analysis of competitive performance and compensation levels. We define our competitive market for executive talent so as generally to reflect publicly traded fabless semiconductor companies headquartered in Northern California with similar revenue levels, organization structures and numbers of employees. Comparable public companies used in our analysis include the following: Electronics For Imaging, OmniVision Technologies, Zoran, Silicon Storage Technology, Standard Microsystems, PMC-Sierra, Applied Micro Circuits, Sigmatel, PortalPlayer (now Nvidia), Semtech, Silicon Image, Integrated Silicon Solution, Cirrus Logic, Pixelworks and Trident Microsystems (together, the “Peer Group”).

Our Compensation Committee believes that reviewing Peer Group compensation levels can provide useful data for purposes of comparison. Peer Group compensation levels are among many factors we consider in assessing the reasonableness of our compensation and the effectiveness of our compensation in attracting and retaining talented executives. However, the Compensation Committee does not adhere to strict benchmark targets in setting compensation levels. Rather, the Compensation Committee sets compensation levels based on the skills, experience, responsibilities and achievements of each executive officer, taking into account the strategic objectives of the Company, the compensation ranges and relative performance of the Peer Group, and the recommendations of the CEO, except with respect to his own position. For example, in instances where an executive officer is uniquely key to our success, our Compensation Committee may provide compensation that is relatively high in the Peer Group range for comparable positions and/or higher in the Peer Group range than where other Company executives in different positions are in the Peer Group range for their respective comparable positions. Executives with significant experience and responsibility or a record of sustained high-performance may be paid compensation that is relatively high in the Peer Group range for their position, while executives with less experience or a shorter record of sustained high performance may be paid compensation that is relatively low in the Peer Group range for their position. Our Compensation Committee’s judgments with regard to market levels of compensation were based on the advice and Peer Group data provided by the compensation consultant, on industry compensation surveys from Radford Group, and the Compensation Committee’s experience with and knowledge of other similarly situated companies.

Based on an assessment by our compensation consultant, the Compensation Committee believes that average executive total compensation in fiscal 2007, including bonuses for performance in fiscal 2006 that were paid out in early fiscal 2007, approximated the 50th percentile of the Peer Group median. When bonus amounts for fiscal 2006 performance are replaced with bonus amounts for fiscal 2007 (which amounts equal zero, as further described below), average executive total compensation for fiscal 2007 was below the Peer Group median. The Compensation

Committee has reviewed the tables disclosing the compensation of our named executive officers contained in this information statement, in lieu of tally sheets, in order to understand all elements of our named executives’ compensation.

Elements of Executive Compensation

The principal elements of our executive compensation program are base salary, potential annual cash bonus awards pursuant to our executive bonus plan, and long-term equity incentives in the form of stock options and/or restricted stock units (“RSUs”). We view the separate components of compensation as related but distinct. The Compensation Committee does not believe that significant compensation derived from one component of compensation should necessarily negate or offset compensation from other components.

We determine the appropriate level for each compensation component as well as for total compensation based in part, but not exclusively, on each executive’s responsibilities, performance and experience levels, our specific recruiting and retention goals, our view of internal equity and consistency, competitiveness and performance relative to the Peer Group and other considerations we deem relevant, such as rewarding extraordinary performance.

Base Salary

Base salaries are a necessary component of compensation in order to attract and retain talent and are intended to recognize and reward day-to-day performance. Base salaries for our executives are established based on the scope of their responsibilities and the experience and achievements of the executive, taking into account competitive market compensation paid by other companies for similar positions. Base salaries are reviewed annually, and adjusted from time to time, typically in April along with all other employees, to realign salaries with competitive market levels after taking into account individual responsibilities, performance and experience.

Executive Bonus Plan

In fiscal 2007, our executive bonus plan provided for “at risk” cash compensation tied to annual performance and was intended to reward both individual achievement and achievement of corporate-level goals. We designed the bonus plan to focus our management on achieving key corporate objectives, to motivate certain desirable individual behaviors and to reward substantial achievement of our key corporate financial objectives and individual goals.

Payment pursuant to the bonus plan is based upon two components, a corporate financial component and an individual performance objective component. If the Company meets or surpasses certain minimum financial targets under the operating plan (the “Operating Plan”), a bonus pool will be established under this bonus plan. Specifically, these minimum targets are (a) 90% of the Operating Plan revenue, and (b) 90% of the Operating Plan non-GAAP operating income. Both (a) and (b) must be achieved in order for a bonus pool to be established under this bonus plan.

In the event a bonus pool is established under the fiscal 2007 bonus plan, executives are eligible for bonuses expressed in the tables below as a percentage of annual base salary. Under the bonus plan, each participating executive’s bonus is determined based on the achievement of performance goals divided into two components: financial performance objectives and management-by-objective (“MBO”) performance objectives, with 50% of the target bonus allocated to each component.

The financial performance objectives were determined by our Board of Directors. The MBO performance objectives were determined by our CEO and Compensation Committee or, in the case of our CEO, by our Compensation Committee, with input from the other members of our Board of Directors.

The financial performance objectives were based on the Company’s financial performance relative to our Operating Plan. The specific business goals were non-GAAP operating income and revenue, with 75% of the financial performance objectives weighted to the achievement of the non-GAAP operating income goal and 25% weighted to the achievement of revenue. For purposes of this calculation, non-GAAP operating income may be adjusted for unusual items (such as mergers and acquisitions) as determined by the CEO and Chief Financial Officer, and as approved by the Board of Directors. The achievement of these goals was determined in early fiscal

2008 by the Board of Directors. No discretion may be exercised in the determination of these financial performance objectives because the achievement of these goals may be objectively determined.

For performance less than 90% of the financial performance objectives, there is no payout. Payouts occur at a threshold level of 90% and there is a superior payout for performance with achievement at or more than 110% of the financial performance objectives. The specific percentage of our named executive officers’ salaries that may be paid out upon achievement of the financial performance objectives is set out in the table below.

FINANCIAL COMPONENT BONUS AMOUNTS

Operating Plan Performance	<90%	90%	100%	110%

Elias Antoun	0%	12.5%	25%	50%
Michael Healy(1)	0%	6.25%	12.5%	25%
Behrooz Yadegar	0%	6.25%	12.5%	25%
Hildy Shandell	0%	6.25%	12.5%	25%
Raphael Mehrbians(1)	0%	6.25%	12.5%	25%
Tzoyao Chan(1)	0%	6.25%	12.5%	25%
Anders Frisk(1)	0%	6.25%	12.5%	25%

(1)	No longer employed by the Company.

Our MBO performance objectives were both quantitative and qualitative and are specific to each executive’s areas of responsibility. For our CEO, the specific MBO’s included the following: (i) Design wins at top TV manufacturers; (ii) Specific target achievement of market share; (iii) Specific product deliverables; and (iv) Strategic technology acquisitions. Our Compensation Committee reviewed our CEO’s performance in comparison to these goals at the end of fiscal year 2007. Our CEO reviewed the performance of our other named executive officers’ performance in comparison to these goals at the end of fiscal year 2007 and made a recommendation to the Compensation Committee. In determining the achievement of the qualitative MBO performance objectives, the judgment of the Compensation Committee in the case of the CEO’s MBO performance, and the Compensation Committee and the CEO in the case of other executives was involved in order to determine whether such goals were met, since the goals were not wholly objective.

Under the fiscal 2007 bonus plan, for performance less than 90% achievement, there is no payout. Payouts occur at a threshold level of 90% and there is a superior payout for performance at or more than 110% of the financial goals. The specific percentage of our named executive officers’ salaries that may be paid out upon achievement of the MBO component goals is set out in the table below.

MBO COMPONENT BONUS AMOUNTS

Operating Plan Performance	<90%	90%	100%	110%

Elias Antoun	0%	25%	25%	50%
Michael Healy(1)	0%	12.5%	12.5%	25%
Behrooz Yadegar	0%	12.5%	12.5%	25%
Hildy Shandell	0%	12.5%	12.5%	25%
Raphael Mehrbians(1)	0%	12.5%	12.5%	25%
Tzoyao Chan(1)	0%	12.5%	12.5%	25%
Anders Frisk(1)	0%	12.5%	12.5%	25%

(1)	No longer employed by the Company.

We believe that our bonus target levels are difficult to achieve and that our executives must perform at a high level devoting their full time and attention in order to earn their respective bonuses.

In fiscal 2007, we did not achieve the minimum financial targets in comparison to our Operating Plan that are required to fund the bonus pool. As such the bonus plan was not funded, and no executives received bonuses for fiscal 2007, except that a payment of $28,500 was made to Hildy Shandell pursuant to a guaranteed bonus provision in her offer letter.

For fiscal 2008, the Compensation Committee has decided to suspend the executive bonus plan so that there will not be any general cash bonus plan for our named executive officers for their performance in fiscal 2008, though the Compensation Committee may consider the payment of a discretionary cash bonus for exceptional performance by any of our executives. The Compensation Committee will review whether the executive bonus plan should be reinstated for fiscal 2009 prior to the beginning of the fiscal 2009 year.

Long-Term Equity Incentive Compensation

Our equity incentive compensation plans have been established to provide our executive officers with incentives to help align those employees’ long-term interests with the interests of stockholders. The Compensation Committee believes that long-term performance is achieved through a culture that encourages such performance by our executive officers through the use of stock and stock-based awards, because the increase in value of granted awards is dependent on the company’s longer-term performance and stock price. We generally make these awards to executives when they become an executive of the company, as well as on an annual basis thereafter, typically in May. Equity award amounts are intended to make the company competitive in the market in attracting and retaining executives, while taking into consideration total compensation levels and the company’s overall goals of linking pay to performance and managing the dilution of existing stockholders’ interests that results from equity awards.

For our 2007 fiscal year, our equity awards consisted of a combination of stock option grants and time-vesting RSUs, with awards weighted more towards stock options as an employee’s responsibilities and ability to impact the company’s financial performance increases. We believe stock options are attractive because they provide a relatively straightforward incentive to increase stockholder value over the long term, and also provide incentive for employees to continue their employment with the company. RSU awards provide additional incentive by providing employees with immediate stock ownership upon vesting, which aligns their interests with those of our stockholders. We believe that an RSU award program may consume fewer shares than options in order to achieve similar incentive levels because RSUs are immediately valuable to recipients upon vesting, in contrast to stock options, which may or may not ultimately result in realizable value to recipients. Because of the lower share consumption rate associated with RSUs, our use of RSUs may lessen our equity overhang and reduce dilution for our stockholders as well as reduce our equity compensation expenses compared to an all stock option program. Our Compensation Committee evaluates the effectiveness of our long-term equity compensation program on at least an annual basis, and may in the future revise our program. For example, we have committed to implement an equity program with performance-based RSUs for fiscal 2008, and we have made a similar commitment to performance-vesting equity awards for fiscal 2009.

For our 2008 fiscal year, the majority of equity awards for each of our named executive officers will consist of performance-vesting RSUs, in addition to stock option and time-vesting RSUs. The maximum number of shares that may be issued to our named executive officers on achieving the performance criteria for the performance-vesting RSUs will exceed the number of shares subject to time-vesting stock options or time-vesting RSUs awarded to each such named executive officer in fiscal 2008. The performance goals for these performance-vesting RSUs will consist of meeting or exceeding our agreed upon operating plans for fiscal 2009 and/or fiscal 2010 with a focus on revenue and operating income. The RSUs will vest, following fiscal 2009 or fiscal 2010 as applicable, only upon meeting or exceeding the performance goals for the applicable fiscal year, there are no additional shares granted or additional vesting if our results exceeds those goals, and there is no vesting of the RSUs if our results are below the target amount.

Furthermore, our Compensation Committee intends to have at least a majority of the number of shares subject to equity awards granted to those executive officers we expect will be its named executive officers for our 2009 fiscal year be performance-based awards, absent any changes in the applicable accounting rules, tax or other laws, or any significant business developments.

In fiscal 2007, the Compensation Committee implemented a policy of awarding all equity grants on a fixed day of each month, in order to ease administration of awards and to avoid any appearance of setting the date of awards with the benefit of hindsight. Beginning in November 2006, stock options are granted with an exercise price equal to the closing price of our common stock on the day of grant, typically vest 25% after one year with the remainder vesting monthly over the next three years, and generally will expire six years after the date of grant. Prior to November 2006, our stock option grants typically had an exercise price equal to the closing price of our common stock on either the day of grant or the day before the grant. Beginning in November 2006, our time-vesting RSU grants typically vest annually based upon continued employment over a four-year period. Performance-vesting RSUs will vest pursuant to the vesting schedule associated with each award, and in each case only if the associated performance goals for the award are achieved. Prior to November 2006, our RSU awards typically vested either annually as described in the preceding sentence, or 25% after one year with the remainder vesting quarterly over the next three years. The vesting of certain of our named executive officers’ stock options may be accelerated in certain circumstances pursuant to the terms of their agreements with the Company. These terms are more fully described below in Change of Control and Severance Benefits and Potential Payments on Termination or Change of Control below.

Change of Control and Severance Benefits

We provide the opportunity for certain of our named executive officers and certain other senior management to receive certain compensation or benefits under severance and/or change of control provisions contained in their employment and change of control severance agreements. Because we are a small company in a very competitive and growing industry, where longer-term compensation largely depends on future stock appreciation, the Compensation Committee believes these benefits are important to our ability to attract and retain an appropriate caliber of talent in key positions. Our executive officers may from time to time have competitive alternatives that may appear to them to be more attractive and/or less risky than working at Genesis. The change of control benefits also mitigate a potential disincentive for executives when they are evaluating a potential change of control of Genesis, particularly when the services of the executive officers may not be required by the acquiring company. Severance benefits are intended ease the consequences to an executive of an unexpected termination of employment and help in avoiding distraction during times of transition. Genesis benefits by requiring a general release from separated executives receiving severance benefits. Genesis may also request non-compete and non-solicitation provisions in connection with individual separation agreements. Our change of control agreements provide assurance of limited severance and benefits in the event an executive is terminated in connection with a change of control of Genesis. The Compensation Committee believes that our change of control agreements benefit Genesis and its stockholders by avoiding the distraction and loss of key management personnel that may occur in connection with rumored or actual fundamental corporate changes. The Compensation Committee’s analysis indicates that our severance and change of control provisions are consistent with the provisions and benefit levels of the Peer Group.

On a case-by-case basis, we may also extend option exercise periods for departing executives in connection with severance and release of claims agreements entered into at the time of severance. Please see the table entitled, “Potential Payments on Termination or Change of Control” below.

Other Compensation and Perquisites

We offer our executive officers participation in our defined contribution 401(k) retirement plan, Employee Stock Purchase Plan, and group life, disability and health insurance plans on the same basis as all of our employees, at the same rates charged to other employees. However, executive officers are not eligible to participate in our Loan Program, which is available to all Employee Stock Purchase Plan participants other than executives. We previously provided our executives with a $600 per month car allowance in lieu of expense reimbursement for certain business-related car travel expenses, but we discontinued the car allowance in January 2007. We do not have any deferred compensation programs for executives or employees.

CEO Compensation for Fiscal 2006

Our President and CEO, Mr. Antoun, received a stock award that was granted in fiscal 2007 in recognition of performance in fiscal 2006. This award reflects the substantial achievement of financial goals in fiscal 2006. The following table summarizes the Company’s performance on its key financial performance priorities established early in fiscal 2006. The Compensation Committee considered the Company’s performance as measured by absolute performance against fiscal 2005 performance and by relative performance against competitors.

		Actual FY 2006
	Target Growth in	Performance as a
	FY 2006 Over	Percentage of
Metric	FY 2005 Results	FY 2006 Targets

Revenue	20%	110%
Non-GAAP Operating Margin	200%	176%

In late 2006, we reviewed the Company’s and Mr. Antoun’s accomplishments in fiscal 2006 and discussed compensation for Mr. Antoun. Based on these accomplishments and the other factors discussed above (such as market compensation data and pay equity data), and after discussion with the other non-employee directors, we approved Mr. Antoun’s compensation relating to fiscal 2006 in late 2006.

The following table summarizes Mr. Antoun’s compensation and benefits relating to fiscal 2006.

Cash compensation:
Base salary	$350,004
Cash bonus(1)	$297,500
Year-end incentive equity award:
Restricted stock units(2)(3)	$11,564
Stock options(2)(4)	$1,488,567
Retirement benefits:
401(k) Plan Company match(5)	$2,982
Other fiscal 2006 compensation as reported in the summary compensation table:
Other compensation(6)	$5,400
Total	$2,156,017

(1)	Fiscal 2006 bonus amount paid in early fiscal 2007 pursuant to the Fiscal 2006 Executive Bonus Plan.

(2)	Awarded in early fiscal 2007 for performance in fiscal 2006. This amount is also disclosed in the following Fiscal Year 2007 Summary Compensation Table.

(3)	Indicates the amount in dollars recognized for financial statement reporting purposes for the fiscal year ended March 31, 2007 in accordance with FAS 123R disregarding forfeiture assumptions of $21,170. See Note 9 of the Notes to Consolidated Financial Statements on the Company’s Annual Report on Form 10-K/A for the fiscal year ended March 31, 2007 for the assumptions used by the Company in calculating these amounts.

(4)	Indicates the amount in dollars recognized for financial statement reporting purposes for the fiscal year ended March 31, 2007 in accordance with FAS 123R disregarding forfeiture assumptions of $69,826. See Note 9 of the Notes to Consolidated Financial Statements on the Company’s Annual Report on Form 10-K/A for the fiscal year ended March 31, 2007 for assumptions used by the Company in calculating these amounts.

(5)	401(k)plan matching contributions were paid to executives at the same rates as other eligible employees and capped at $3,000 in fiscal 2006.

(6)	Consisted of car allowance, which was discontinued effective January 23, 2007.

All equity awards granted to Mr. Antoun have been previously disclosed and are reflected on SEC Forms 3 and 4 that are on file with the SEC. Stock-based compensation expense, if any, associated with these equity awards has been fully recognized under U.S. generally accepted accounting principles in the Company’s financial statements in fiscal 2006 and prior years and, therefore, delivery of these awards would result in no incremental stock-based compensation expense to the Company. The dollar value (as of March 31, 2007) of equity awards previously granted under equity compensation plans that would be available to Mr. Antoun if his employment terminates as the result of an involuntary termination or he resigns for good reason within twelve (12) months of a change of control are set forth in the table entitled, “Potential Payments on Termination or Change of Control” below. Mr. Antoun’s change of control severance agreement is described under the caption “Tier 1 CEO Change of Control Agreement with CEO” below.

Executive Compensation Tables

The following tables present compensation information for our fiscal year ended March 31, 2007 paid to or accrued for our Chief Executive Officer, Chief Financial Officer and each of our five other most highly compensated executive officers. We refer to these executive officers as our “named executive officers” elsewhere in this Information Statement.

FISCAL YEAR 2007 SUMMARY COMPENSATION TABLE

							Non-Equity
					Stock	Option	Incentive Plan		All Other
		Salary	Bonus		Awards	Awards	Compensation		Compensation	Total
Name and Principal Position	Year	($)	($)		($)(7)	($)(8)	($)		($)(9)	($)

Elias Antoun President & CEO	2007	364,001	0		11,564	1,488,567	0		23,723	1,887,855
Michael Healy formerly Sr. VP Finance and CFO(1)	2007	241,384	0		9,406	790,324	0		24,043	1,065,157
Behrooz Yadegar Sr. VP Product Development(2)	2007	229,174	75,000	(2)	86,759	119,878	0		20,128	530,939
Hildy Shandell Sr. VP Corporate Development(3)	2007	144,002	100,000	(3)	166,571	64,550	28,500	(3)	9,561	513,184
Raphael Mehrbians formerly Sr. VP Product Marketing(4)	2007	168,807	0		10,510	418,969	0		185,258	783,544
Tzoyao Chan formerly Sr. VP Product Development(5)	2007	102,120	0		10,510	401,431	0		233,371	747,432
Anders Frisk Executive Vice President(6)	2007	275,834	0		8,294	476,065	0		24,377	784,570

(1)	Mr. Healy terminated employment with the Company on May 16, 2007.

(2)	Mr. Yadegar commenced employment on May 16, 2006 and received a $75,000 sign-on bonus.

(3)	Ms. Shandell commenced employment on September 12, 2006 and, pursuant to her offer letter, received a $100,000 sign-on bonus and a guaranteed bonus of $28,500 under our Executive Bonus Plan. The “Other Compensation” column includes $5,658 in reimbursement for legal fees incurred in connection with her offer letter.

(4)	Mr. Mehrbians terminated employment with the Company on October 31, 2006. The “Other Compensation” column includes $164,736 in severance pay and $8,667 in COBRA reimbursement pursuant to Mr. Mehrbians’s separation agreement.

(5)	Mr. Chan terminated employment with the Company on July 31, 2006. The “Other Compensation” column includes $208,472 in severance pay and $16,251 in COBRA reimbursement pursuant to Mr. Chan’s separation agreement.

(6)	Mr. Frisk terminated employment on July 31, 2007.

(7)	The amounts in this column for “Stock Awards” indicate the amount in dollars recognized for financial statement reporting purposes for the fiscal year ended March 31, 2007 in accordance with FAS 123R disregarding forfeiture assumptions of $21,170. See Note 9 of the Notes to Consolidated Financial Statements on the Company’s Annual Report on Form 10-K/A for the fiscal year ended March 31, 2007 for the assumptions used by the Company in calculating these amounts.

(8)	The amounts in this column for “Option Awards” indicate the amount in dollars recognized for financial statement reporting purposes for the fiscal year ended March 31, 2007 in accordance with FAS 123R disregarding forfeiture assumptions of $69,826. See Note 9 of the Notes to Consolidated Financial Statements on the Company’s Annual Report on Form 10-K/A for the fiscal year ended March 31, 2007 for assumptions used by the Company in calculating these amounts.

(9)	See “All Other Compensation” and “Perquisites” tables.

Executive compensation is set by our Compensation Committee, and reviewed at least annually, based on an evaluation of the responsibilities, experience and performance levels of each individual executive officer. As discussed above, executive compensation consists primarily of base salary, awards of restricted stock units and stock options, and an executive bonus plan. For fiscal 2007, we did not meet the minimum financial target component of the executive bonus plan. As a result, the executive bonus plan was not funded and no payments were made, except for a payment of $28,500 to Ms. Shandell, who was guaranteed a bonus under the plan pursuant to her offer letter.

FISCAL YEAR 2007 ALL OTHER COMPENSATION TABLE

		Perquisite		Company
		and Other		Contribution to	Severance
		Personal	Insurance	Retirements	Payments/
		Benefits	Premiums	and 401(k) Plans	Accruals	Total
Name	Year	($)(1)	($)(4)	($)(4)	($)	($)

Elias Antoun	2007	5,700	15,023	3,000	0	23,723
Michael Healy(2)	2007	5,700	15,343	3,000	0	24,043
Behrooz Yadegar	2007	5,100	15,028	0	0	20,128
Hildy Shandell(3)	2007	8,358	1,203	0	0	9,561
Raphael Mehrbians(2)	2007	4,200	6,497	1,158	173,403	185,258
Tzoyao Chan(2)	2007	2,400	5,024	1,224	224,723	233,371
Anders Frisk(2)	2007	5,700	15,677	3,000	0	24,377

(1)	Consists of car allowance, which was discontinued effective January 23, 2007.

(2)	No longer employed by the Company.

(3)	Consists of car allowance, which was discontinued effective January 23, 2007, and reimbursement for legal fees incurred in connection with negotiating Ms. Shandell’s offer of employment.

(4)	Insurance premiums and 401(k) plan contributions are paid to executives at the same rates as other eligible employees.

All other compensation consists of insurance premiums and 401(k) plan contributions, which are paid to executives at the same rate as other eligible employees. For part of fiscal 2007, we also paid a car allowance, which is reflected above.

FISCAL YEAR 2007 PERQUISITES TABLE

				Total
				Perquisites
			Financial	and Other
		Car	Planning/	Personal
	Fiscal	Allowances	Legal Fees	Benefits
Name	Year	($)(1)	($)(2)	($)

Elias Antoun	2007	5,700	0	5,700
Michael Healy(3)	2007	5,700	0	5,700
Behrooz Yadegar	2007	5,100	0	5,100
Hildy Shandell	2007	2,700	5,658	8,358
Raphael Mehrbians(3)	2007	4,200	0	4,200
Tzoyao Chan(3)	2007	2,400	0	2,400
Anders Frisk(3)	2007	5,700	0	5,700

(1)	The car allowance was discontinued for all executives effective January 23, 2007.

(2)	Paid pursuant to offer letter.

(3)	No longer employed by the Company.

Perquisites consist of the now-discontinued car allowance, also noted in “All Other Compensation” above, and reimbursement of legal fees to Ms. Shandell pursuant to her offer letter.

FISCAL YEAR 2007 GRANTS OF PLAN-BASED AWARDS TABLE

									All	All
									Other	Other
									Stock	Option			Grant
									Awards	Awards:	Exercise		Date
						Estimated Future Payments			Number of	Number of	or Base	Closing	Fair Value
			Estimated Future Payments			Under Equity Incentive			Shares of	Securities	Price of	Price on	of Stock
			Under Non-Equity Incentive Plan Awards(3)			Plan Awards			Stock	Underlying	Option	Grant	& Option
	Grant	Approval	Threshold	Target	Maximum	Threshold	Target	Maximum	or Units	Option	Awards	Date	Awards
Name	Date	Date	($)	($)	($)	($)	($)	($)	(#)(4)	(#)(5)	($/Sh)(6)	($/Sh)	($)(7)

Elias Antoun	5/30/2006	5/30/2006								60,000	12.27	11.82	430,062
	5/30/2006	5/30/2006	136,500	364,000	364,000	n/a	n/a	n/a	4,300		0	11.82	52,761
Michael Healy(1)	5/30/2006	5/30/2006								25,000	12.27	11.82	179,193
	5/30/2006	5/30/2006	45,260	120,692	120,692	n/a	n/a	n/a	1,430		0	11.82	17,546
Behrooz Yadegar	5/5/2006	5/5/2006								70,000	12.27	13.08	530,369
	5/5/2006	5/5/2006	42,970	114,587	114,587	n/a	n/a	n/a	30,000		0	13.08	389,100
Hildy Shandell(2)	10/27/2006	9/12/2006								45,000	12.27	10.14	245,646
	10/27/2006	9/12/2006	48,751	130,002	130,002	n/a	n/a	n/a	50,000		0	10.14	600,500
Raphael Mehrbians(1)	5/30/2006	5/30/2006								25,000	12.27	11.82	179,193
	5/30/2006	5/30/2006	n/a	n/a	n/a	n/a	n/a	n/a	1,430		0	11.82	17,546
Tzoyao Chan(1)	5/30/2006	5/30/2006								20,000	12.27	11.82	143,354
	5/30/2006	5/30/2006	n/a	n/a	n/a	n/a	n/a	n/a	1,430		0	11.82	17,546
Anders Frisk(1)	5/30/2006	5/30/2006								20,000	12.27	11.82	143,354
	5/30/2006	5/30/2006	51,719	68,958	137,917	n/a	n/a	n/a	1,430		0	11.82	17,546

(1)	No longer employed by the Company.

(2)	Options were approved during a closed trading window under the Company’s Insider Trading Policy, and were therefore not granted until the trading window reopened.

(3)	Potential payments as calculated pursuant to the fiscal year 2007 Executive Bonus Plan. See “Executive Bonus Plan” above. Actual payments were zero, except to Ms. Shandell, who earned a guaranteed $28,500 bonus payment in accordance with her offer letter. The company did not achieve its minimum corporate revenue and operating income goals, and as a result, no bonus payments were made pursuant to the fiscal year 2007 Executive Bonus Plan other than to Ms. Shandell.

(4)	These restricted stock units vest over four years from the date of grant, except for Ms. Shandell’s grant, which vests over three and a half years from the date of grant.

(5)	These stock options vest over four years from the date of grant, except for Ms. Shandell’s options, which vest over three and a half years from the date of grant.

(6)	The exercise price is higher than the closing price on the date of grant because the awards were priced in accordance with the then-current policy of using the closing price of the day before grant. The Company currently prices awards at the closing price on the date of grant.

(7)	Amount reflects the full grant date fair value of the awards as of March 31, 2007, as computed in accordance with FAS 123R. The assumptions used to calculate the amounts in this column are set forth under Note 9 of the Notes to Consolidated Financial Statements on the Company’s Annual Report on Form 10-K/A for the fiscal year ended March 31, 2007.

In fiscal 2007, our plan-based awards consisted of stock options and restricted stock units awarded to Mr. Yadegar and Ms. Shandell in accordance with their offer letters, and annual “refresh” awards to our other named executives, as set forth above. Our executive bonus plan, which is our non-equity incentive award plan, is a cash bonus plan discussed in more detail under “Executive Bonus Plan” above.

FISCAL YEAR 2007 OPTION EXERCISES AND STOCK VESTED TABLE

	Option Awards		Stock Awards
	Number of		Number
	Shares		of Shares
	Acquired on	Value Realized	Acquired on	Value Realized
	Exercise	on Exercise	Vesting	on Vesting
Name	(#)	($)	(#)	($)

Elias Antoun	0	0	0	0
Michael Healy(1)	0	0	469	5,629
Behrooz Yadegar	0	0	0	0
Hildy Shandell	0	0	12,500	99,000
Raphael Mehrbians(1)	35,000	198,800	402	5,303
Tzoyao Chan(1)	104,284	207,767	322	4,221
Anders Frisk(1)	0	0	376	4,514

(1)	No longer employed by the Company.

FISCAL YEAR 2007 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

	Option Awards				Stock Awards
					Number of	Market Value
			Option		RSUs that	of RSUs that
			Exercise	Option	Have not	Have not
	Number of Securities Underlying Unexercised Options (#)		Price	Expiration	Vested	Vested
Name	Exercisable	Unexercisable	($)	Date	(#)	($)

Elias Antoun(4)(5)	291,667	208,333	16.895	11/29/2014	4,300	39,947
	0	60,000	12.270	5/30/2012
Michael Healy(1)(4)(5)	154,167	45,833	18.830	2/4/2014	602	5,593
	9,740	11,510	19.500	10/25/2011	1,430	13,285
	0	25,000	12.270	5/30/2012
Behrooz Yadegar(4)(5)	0	70,000	12.970	5/5/2012	30,000	278,700
Hildy Shandell(6)	11,250	33,750	10.230	10/27/2012	37,500	348,375
Raphael Mehrbians(2)(4)(5)	9,031	0	19.500	12/31/2007	0	0
Tzoyao Chan(3)(4)(5)	0	0			0	0
Anders Frisk(4)(5)(7)	33,917	0	22.500	2/17/2010	481	4,468
	10,834	0	22.500	2/17/2010	1,430	13,285
	13,750	0	17.000	8/2/2010
	6,500	0	17.000	8/2/2010
	14,375	0	7.500	7/22/2012
	31,667	0	12.390	2/18/2013
	8,334	833	16.800	5/16/2014
	377	5,297	15.620	5/26/2014
	17,956	6,370	15.620	5/26/2014
	7,792	9,208	19.500	10/25/2011
	0	20,000	12.270	5/30/2013

(1)	Terminated employment with the Company May 16, 2007.

(2)	Terminated employment with the Company October 31, 2006.

(3)	Terminated employment with the Company July 31, 2006.

(4)	Options vest over four years from the date of grant, with 25% vesting after one year, and monthly vesting thereafter.

(5)	Restricted stock units vest 25% after one year, with annual vesting thereafter.

(6)	Pursuant to Ms. Shandell’s offer letter, options and restricted stock units vest over three and a half years from the date of the grant, with 25% vesting after six months of employment and the balance vesting monthly in equal amounts over the following thirty-six months.

(7)	Terminated employment with the Company on July 31, 2007.

Change of Control and Severance Benefits

“Tier 1” Change of Control Agreement with our CEO

On March 2, 2007, we entered into the CEO Agreement, which will provide certain benefits upon an involuntary termination of Mr. Antoun’s employment following a change of control of the Company. The agreement has a two-year term. The agreement generally provides that if, within 12 months after the change of control of the Company, Mr. Antoun’s employment is involuntarily terminated or he resigns for good reason (as defined in the CEO Agreement), and he signs a release of claims, then he will be entitled to (i) a lump sum severance payment equal to 12 months base salary, (ii) an amount representing Mr. Antoun’s pro-rated forgone annual bonus and (iii) accelerated vesting of 50% of Mr. Antoun’s then outstanding, unvested equity compensation awards. The amount of Mr. Antoun’s pro-rated forgone bonus is calculated by multiplying 50% of his annual base salary, as in effect on the date of his employment termination, by a fraction with a numerator equal to the number of days between the start of the company’s fiscal year during which the termination occurs and the termination date, and a denominator equal to 365. Further, we will reimburse Mr. Antoun for the premiums paid for the continued coverage of himself and any eligible dependents under the Company’s medical, dental and vision plans at the same level of coverage in effect on the termination date for 12 months, or until Mr. Antoun becomes covered under similar plans.

“Tier 1” Change of Control Agreement with our Former CFO

On March 2, 2007, we entered into a change of control severance agreement with our then Chief Financial Officer, Michael Healy (“CFO Agreement”). The CFO Agreement is identical to the CEO Agreement, except that Mr. Healy’s pro-rated forgone annual bonus is calculated by multiplying 25% of his annual base salary, as in effect on the date of his employment termination, by a fraction with a numerator equal to the number of days between the start of the company’s fiscal year during which the termination occurs and the termination date, and a denominator equal to 365. The CFO Agreement is no longer effective, since Mr. Healy terminated employment in May 2007.

“Tier 2” Change of Control Agreement with Other Executives

On March 2, 2007, the Company entered into Change of Control Agreements with the following officers:

•	Behrooz Yadegar, Sr. Vice President, Product Development

•	Ernest Lin, Sr. Vice President, Worldwide Sales

•	Jeffrey Lin, General Counsel

•	Ava Hahn, former Associate General Counsel & Secretary

The Company also entered into a Change of Control Agreement with Anders Frisk, former Executive Vice President, that by its terms would not go into effect before August 1, 2007, but Mr. Frisk terminated employment on July 31, 2007, so his Change of Control Agreement is not in effect. The Change of Control Agreement provides for certain benefits upon an involuntary termination of each officer’s employment following a change of control of the company, at a reduced level from the “Tier 1” agreements described above. The Change of Control Agreement has a two-year term, and generally provides that if, within 12 months after the change of control of the Company, the officer’s employment is involuntarily terminated or he or she resigns for good reason and signs a release of claims, then that officer will be entitled to a lump sum severance payment equal to six months base salary and accelerated vesting of 25% of the officer’s then outstanding, unvested equity compensation awards. Further, we will reimburse the officer for the premiums paid for the continued coverage of himself/herself and any eligible dependents under the Company’s medical, dental and vision plans at the same level of coverage in effect on the termination date for six months, or until the officer becomes covered under similar plans. The Change of Control Agreement is no longer effective with respect to Ms. Hahn, who terminated employment on June 12, 2007.

In addition, on August 14, 2006, the Company entered into a Amendment to Change of Control Severance Agreement with Anders Frisk. Pursuant to this Amendment, in the event that Mr. Frisk’s employment with the Company terminates as a result of an involuntarily termination prior to July 31, 2007, and Mr. Frisk signs and does not revoke a release of claims, Mr. Frisk is entitled to severance benefits in the form of base salary from the date of termination to July 31, 2007, and the same level of company-paid health coverage and benefits. This Amendment is no longer in effect.

Change of Control Agreement with Hildy Shandell

On September 12, 2006, the Company entered into the Shandell Agreement, which terminates upon the earlier of (a) two years after a change of control of Genesis, or (b) the date that all obligations of the parties under the Shandell Agreement have been satisfied, provided that if there has not been a change of control as of three years after the effective date of the agreement, it immediately terminates. The Shandell Agreement provides that if Ms. Shandell’s employment is involuntarily terminated within three months before a change of control of the Company (as defined in the Shandell Agreement) or within 12 months following a change of control, Ms. Shandell will be entitled to certain severance benefits, including, but not limited to: (i) a lump sum payment equal to 12 months base salary and any applicable allowances as in effect as of the date of such termination or, if greater, as in effect immediately prior to the change of control; (ii) a lump sum payment equal to a pro-rated amount of Ms. Shandell’s annual target bonus for the year in which the termination occurs, or, if greater, her annual target bonus as in effect immediately prior to a change of control for the year in which the change of control occurs (calculated in either case assuming 100% achievement of individual and corporate plan objectives); (iii) accelerated vesting for 50% of Ms. Shandell’s unvested stock options, restricted stock and other stock based awards, unless the plan under which such awards were granted or the agreement evidencing such awards provides for accelerated vesting of a greater percentage of such awards; (iv) the right to exercise all vested stock options prior to the change of control for a period of up to two years following the termination date; and (v) Company-paid health coverage for up to 12 months following the termination date. Should Ms. Shandell’s employment with Genesis be involuntarily terminated at any time during the period that is after twelve months but before the Second Year, then, subject to Ms. Shandell’s signing and not revoking a general release of claims, she will be entitled to certain severance benefits, including, but not limited to: (i) a lump sum payment equal to the number of full months remaining in the Second Year as of the termination date multiplied by Ms. Shandell’s monthly base salary and allowances as in effect as of the termination date, or, if greater, as in effect immediately prior to the change of control; (ii) a lump sum payment equal to a pro-rated amount of Ms. Shandell’s annual target bonus for the year in which the termination occurs, or, if greater, her annual target bonus as in effect immediately prior to a change of control for the year in which the change of control occurs (calculated in either case assuming 100% achievement of individual and corporate plan objectives); (iii) all stock rights shall accelerate and become vested and exercisable as to the number of shares that would have otherwise vested during the 12 months following the termination date as if Ms. Shandell had remained employed by Genesis (or its successor) through such date, unless the plan under which such awards were granted or the agreement evidencing such awards provides for accelerated vesting of a greater percentage of such awards; (iv) all awards of restricted stock, restricted stock units and other similar awards that were issued prior to the Change of Control shall vest as to 50% of the portion of such awards that is unvested as of the termination date, unless the plan under which such awards were granted or the agreement evidencing such awards provides for accelerated vesting of a greater percentage of such awards; (v) the right to exercise all vested stock options for a period of up to two years following the termination date; and (vi) Company-paid health coverage following the termination date pro-rated to reflect that number of months remaining in the Second Year as of the date of termination.

Employment Agreements

Offer Letter with Behrooz Yadegar

On April 11, 2006, we entered into an offer letter with Behrooz Yadegar, our Senior Vice President, Product Development. The offer letter provides for the following: (i) an at-will employment wherein either Genesis or Mr. Yadegar may terminate his employment at any time, with or without reason, (ii) an annual base salary of $250,008, (iii) a sign-on bonus of $75,000, (iv) an award of stock options to purchase 70,000 shares of Genesis common stock at an exercise price equal to the fair market value of Genesis common stock on the date of grant, 25% of which vest after one year of employment, with the balance vesting monthly over the following 36 months, subject to Mr. Yadegar’s continued employment on the applicable vesting dates, and (v) an award of 30,000 restricted stock units, 25% of which vest after one year of employment, with the balance vesting quarterly in equal amounts over the following 12 quarters, subject to Mr. Yadegar’s continued employment on the applicable vesting dates. Pursuant to the terms of Mr. Yadegar’s offer letter, Mr. Yadegar is eligible to participate in the Corporate Bonus Plan for fiscal year 2007. In addition, in the event that Genesis terminates Mr. Yadegar’s employment within the first two years of employment, for reasons other than for cause or Mr. Yadegar’s death or disability, and such termination is not associated with a change of control such that he would not be entitled to receive any severance benefits under a change of control severance agreement (such as discussed above under “Change of Control and Severance Benefits”), if any, then, subject to Mr. Yadegar’s signing and not revoking a separation agreement and release of claims in a form reasonably acceptable to Genesis, he will be entitled to the following benefits: (1) severance payments equal to six months of then-current monthly base salary, (2) a pro-rated bonus, if applicable, (3) one-year vesting acceleration of all unvested RSUs, if any, (4) one-year vesting acceleration of all unvested options, if any, and (5) reimbursement of six months of COBRA benefit continuation.

The offer letter also provides that if Genesis decides to implement change of control severance agreements for its executive officers, Mr. Yadegar will be offered such an agreement.

Offer Letter with Hildy Shandell

On August 30, 2006, we entered into an offer letter with Hildy Shandell, our Senior Vice President, Corporate Development. The terms of Ms. Shandell’s offer letter with the Company include, among other things, the following: (i) an at-will employment wherein either Genesis or Ms. Shandell may terminate her employment with the Company at any time, with or without reason; (ii) a monthly gross salary of $21,667; (iii) a sign-on bonus of $100,000; (iv) an award of stock options to purchase 45,000 shares of Genesis common stock at an exercise price equal to the fair market value of the Company’s common stock on the date of grant, 25% of which vest after six months of employment, with the balance vesting monthly in equal amounts over the following thirty-six months, subject to Ms. Shandell’s continued employment on the applicable vesting dates; and (v) an award of 50,000 restricted stock units, 25% of which vest after six months of employment, with the balance vesting quarterly in equal amounts over the following twelve quarters, subject to Ms. Shandell’s continued employment on the applicable vesting dates.

Pursuant to the terms of Ms. Shandell’s offer letter, she is eligible to participate in the Corporate Bonus Plan for fiscal year 2007. Genesis also reimbursed Ms. Shandell $5,648 in legal fees incurred in connection with negotiating, preparing and executing her offer letter.

In addition, in the event that Genesis terminates Ms. Shandell’s employment within the first three years of her employment, for reasons other than for cause or Ms. Shandell’s death or disability, and such termination is not associated with a change of control such that she would not be entitled to receive any severance benefits under the Shandell Agreement (discussed above under “Change of Control Severance Benefits”), then, subject to Ms. Shandell’s signing and not revoking a separation agreement and release of claims in a form reasonably acceptable to Genesis, she will be entitled to the following benefits: (i) severance payments equal to 12 months of then-current monthly base salary; (ii) a pro-rated bonus (calculated assuming 100% achievement of individual and corporate plan objectives); (iii) one-year vesting acceleration of all unvested restricted stock units, if any; (iv) one-year vesting acceleration of all unvested options, if any; and (v) reimbursement of twelve months of COBRA benefit continuation payments.

POTENTIAL PAYMENTS ON TERMINATION OR CHANGE OF CONTROL

		Salary	Bonus	Beneficial	Equity	Total
Name	Payment Trigger Event	Severance	Severance(1)	Perquisites	Acceleration	Value

Elias Antoun	Involuntary Termination Unrelated to Change-of-Control	$0	$0	$0	$0	$0
	Involuntary Termination Related to Change-of-Control	$364,001	$182,001	$16,800	$19,974	$582,776
Michael Healy(2)	Involuntary Termination Unrelated to Change-of-Control	$0	$0	$0	$0	$0
	Involuntary Termination Related to Change-of-Control	$241,384	$0	$16,800	$9,439	$327,969
Behrooz Yadegar	Involuntary Termination Unrelated to Change-of-Control	$125,004	$0	$8.400	$69,675	$203,079
	Involuntary Termination Related to Change-of-Control	$125,004	$0	$8.400	$139,350	$272,754
Hildy Shandell	Involuntary Termination Unrelated to Change-of-Control	$260,004	$65,000	$16,800	$116,125	$457,929
	Involuntary Termination Related to Change-of-Control	$260,004	$65,000	$16,800	$174,188	$515,992
Anders Frisk(2)	Involuntary Termination Unrelated to Change-of-Control	$91,945	$0	$5,600	$0	$97,545
	Involuntary Termination Related to Change-of-Control	$91,945	$0	$5,600	$0	$97,545

(1)	This is the maximum bonus amount payable pursuant to the change of control areements. The actual bonus amount paid, if any, would be prorated based on number of days served in the fiscal year.

(2)	No longer employed by the Company.

Our agreements do not provide for any payments upon voluntary termination or termination for cause.

Tax and Accounting Considerations

We account for equity compensation paid to our employees under the rules of SFAS No. 123R, which requires us to estimate and record compensation expense over the service period of the award. All equity awards to our employees, including executive officers, and to our directors have been granted and reflected in our consolidated financial statements, based upon the applicable accounting guidance, at fair market value on the grant date in accordance with the valuation determined by our board of directors. The Compensation Committee also considers Section 162(m), Rule 280G and Section 409(A) of the Internal Revenue Code in structuring our executive compensation program.

We do not have a 10(b)5-1 trading program. Our Code of Business Conduct prohibits trading in derivatives of our stock or trading in our stock on material non-public information. As described in more detail above, we currently grant our equity awards on standardized dates, which is intended to avoid so-called “spring-loading” or “bullet-dodging,” or timing the grant of our equity awards to benefit from our releases of material non-public information.

Compensation Committee Interlocks and Insider Participation

The members of our Compensation Committee during the fiscal year ended March 31, 2007 were Messrs. Diamond, Chang and Reddy. At no time since our formation have any of the members of our Compensation Committee served as our officers or employees or as officers or employees of any of our subsidiaries, except for Mr. Diamond and Mr. Reddy as described in their biographies above. No interlocking relationship exists between our Board of Directors or its Compensation Committee and the board of directors or compensation committee of any other company, nor did any interlocking relationships exist during the past fiscal year.

AUDIT COMMITTEE REPORT

The Audit Committee has reviewed and discussed with Genesis Microchip’s (the “Company”) management, the audited consolidated financial statements as of and for the year ended March 31, 2007.

The Audit Committee has also discussed with KPMG LP in Canada (“KPMG”) the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants.

The Audit Committee has received and reviewed the written disclosures and the letter from KPMG required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as amended, and has discussed with KPMG their independence.

Based on the reviews and discussions referred to above, the Audit Committee has recommended to the Board of Directors that the audited consolidated financial statements referred to above be included in the Company’s Annual Report on Form 10-K for the year ended March 31, 2007 filed with the SEC.

The information contained in the report of the Audit Committee shall not be deemed “soliciting material” or to be filed with the SEC, nor shall such information be incorporated by reference by any general statement incorporating by reference this information statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that Genesis specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

Respectfully submitted by the Audit Committee,

Robert H. Kidd, Chairman
Tim Christoffersen
Jon Castor

August 7, 2007

STOCKHOLDERS SHARING AN ADDRESS

Stockholders sharing an address with another stockholder may receive only one set of information statement materials at that address unless they have provided contrary instructions. Any such stockholder who wishes to receive a separate set of information statement materials now or in the future may write or call the Company to request a separate copy of these materials from:

Investor Relations
2525 Augustine Drive
Santa Clara, California 95054
(408) 919-8539

Similarly, stockholders sharing an address with another stockholder who have received multiple copies of the Company’s information statement materials may write or call the above address and phone number to request delivery of a single copy of these materials.

CONTACTING THE BOARD OF DIRECTORS

Stockholders may communicate with the Board of Directors of the Company by sending an email to the Secretary of the Company at corporate.secretary@gnss.com. Alternatively, stockholders may communicate with the Board of Directors by mail at the following address: Board of Directors c/o Corporate Secretary, Genesis Microchip Inc., 2525 Augustine Drive, Santa Clara, California 95054. The Secretary will collect, organize and monitor these communications and will ensure that appropriate summaries of all received messages are provided to the Board of Directors at its regularly scheduled meetings. Stockholders who would like their submission directed to a specific director may so specify, and the communication will be so forwarded, as appropriate. Where the nature of a communication warrants, the Secretary may decide to obtain the more immediate attention of the appropriate committee of the Board of Directors or an independent director, or the Company’s management or independent advisors, as the Secretary considers appropriate.

By order of the Board of Directors,

Jeffrey Lin
Secretary

December 18, 2007

Annex II

Goldman Sachs & Co. ï 555 California St. ï San Francisco, California 94104

Tel: 415-393-7500

PERSONAL AND CONFIDENTIAL

December 10, 2007

Board of Directors
Genesis Microchip Inc.
2525 Augustine Drive
Santa Clara, California 95054

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than STMicroelectronics N.V. (“STMicro”) and its direct and indirect wholly owned subsidiaries (collectively, “Excluded Holders”)) of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Genesis Microchip Inc. (the “Company”) of the $8.65 per Share in cash proposed to be received by such holders of Shares in the Tender Offer (as defined below) and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of December 10, 2007 (the “Agreement”), by and among STMicro, Sophia Acquisition Corp., a wholly owned subsidiary of STMicro (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Acquisition Sub will pay $8.65 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares owned by the Company, STMicro, Acquisition Sub or any direct or indirect wholly owned subsidiary of STMicro or the Company) will be converted into the right to receive $8.65 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, STMicro, Numonyx, Inc., a corporation jointly formed by STMicro and two unrelated third parties (“Numonyx”), and any of their respective affiliates or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided and are currently providing certain investment banking and other financial services to STMicro and its affiliates, including acting as financial advisor to STMicro with respect to a carve-out and disposition of certain of its assets to Numonyx, since October 2007. We also may provide investment banking and other financial services to the Company, STMicro, Numonyx and their respective affiliates in the future. In connection with the above-described services we have received, and may receive, compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended March 31, 2007; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other

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Board of Directors
Genesis Microchip Inc.
December 10, 2007
Page Two

communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management (the “Forecasts”). We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company, including their views on the risks and uncertainties of achieving the Forecasts. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the semi-conductor industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our opinion does not address any legal, regulatory, tax or accounting matters.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the $8.65 per Share in cash proposed to be received by holders of Shares (other than Excluded Holders) in the Tender Offer and the Merger. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction, including, without limitation, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company or STMicro; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or STMicro, or class of such persons in connection with the Transaction, whether relative to the $8.65 per Share in cash proposed to be received by holders of Shares (other than Excluded Holders) in the Tender Offer and the Merger or otherwise. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $8.65 per Share in cash proposed to be received by holders of Shares (other than Excluded Holders) in the Tender Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

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